02037414

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
MAR 21 2002
1086

For the month of March, 2002

CTI Holdings
(Translation of registrant's name into English)

Avenida Figueroa Alcorta 3259, 1425 Buenos Aires, Argentina
(Address of principal executive office)

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTI HOLDINGS S.A.
(Registrant)

Date March 20, 2002

By [signature]
(Signature)*
Walter C. Forwood
Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

1. Certain Disclosure
2. Spanish version of letter submitted to the Argentine *Comision Nacional de Valores*, together with an English translation.
3. English summary of the Argentine GAAP consolidated financial statements for the year ended December 31, 2001.
4. Spanish version of Argentine GAAP consolidated financial statements for the year ended December 31, 2001.

Item 1.

Certain Disclosure

CTI Holdings, S.A. (the "Company"), one of the leading providers of wireless telecommunications services in Argentina, announced today that it has retained Houlihan Lokey Howard & Zukin Capital as a financial advisor to advise the Company with regard to its financial structure in light of the current economic and regulatory environment in Argentina.

In addition, the Company announced that as a result of the current financial situation of the Company and the economic and regulatory environment in Argentina, the Company's subsidiaries have not made certain payments on their respective credit facilities, and do not currently intend to make additional principal or interest payments on their respective credit facilities. However, despite the current situation CTI is carrying on its normal business and network operations.

The Company is submitting to the Securities and Exchange Commission its Argentine GAAP financial statements for the year ended December 31, 2001, which were previously filed with the Argentine *Comisión Nacional de Valores,* together with an English summary. The Company does not anticipate preparing a separate U.S. GAAP report for the fourth quarter of 2001.

For additional information contact Mr. J.C. Choi of Houlihan Lokey Howard & Zukin at 212-497-4212.

Some of the statements in this report are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Words such as "intend" and similar expressions identify some of these forward-looking statements. These statements are based upon the current beliefs of the management of the Company as well as assumptions made by management based upon information currently available to it. These statements, which include statements about CTI's financial performance and future results of operations, are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those we project. Readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of their respective dates. The Company undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. These risks, uncertainties and factors include but are not limited to: the devaluation of the Argentine peso and inflation; the implementation of currency and exchange controls by the Central Bank of the Argentine Republic; the economic recession currently affecting Argentina; social and political unrest in Argentina as a result of the unstable economic and financial situation of the country; the highly competitive telecommunications market in Argentina; CTI's ability to collect subscriber receivables and control cellular fraud; and the legal and regulatory risks associated with doing business in Argentina.

***

Item 2.

Spanish version of letter submitted to the Argentine *Comision Nacional de Valores*, together with an English translation

Buenos Aires, 7 de marzo de 2002.

Señores

COMISION NACIONAL DE VALORES

Presente

Ref.: CTI Holdings S.A.

Transparencia en al Ambito de la Oferta Pública.

Capítulo XXI de la Normas

De mi consideración:

Como es de conocimiento público, la Argentina vive un grave proceso recesivo desde hace más de tres años. La prolongada y profunda caída de la actividad económica, sumada al cierre de alternativas de financiamiento tanto en el mercado local como internacional, ha tenido un fuerte y negativo impacto sobre el desenvolvimiento de la economía, generando -entre otros efectos- una devastadora contracción del nivel de consumo y empleo que afecta por igual a todos los sectores, tanto de servicios como industriales.

Durante los últimos meses, la situación de la economía argentina se vio afectada por nuevas medidas económicas, cambiarias y regulatorias adoptadas en el marco de una profunda crisis política y social, en las cuales se encuentran la decisión del gobierno de suspender ciertos pagos a acreedores externos, la imposición de restricciones a la libre disponibilidad de los depósitos bancarios y, más recientemente, la salida de la convertibilidad y la devaluación del peso, así como el mantenimiento de la restricción a la transferencia de divisas al exterior. Estas regulaciones están contempladas, entre otras normas, por la ley 25.561 de Emergencia Económica y Reforma del Régimen Cambiario.

Dichas medidas produjeron una profundización de la caída de los niveles de actividad y consumo, generaron efectos de iliquidez y ruptura de la cadena de pagos, afectaron el normal cumplimiento de las obligaciones y acentuaron aún más el deterioro de la ecuación financiera de todas las compañías que operan en la Argentina y, en particular, de aquellas con alto endeudamiento en dólares e ingresos íntimamente vinculados a la moneda local, caso de las sociedades subsidiarias de CTI Holdings S.A. (CTI), que son las compañías operativas CTI Compañía de Teléfonos del Interior S.A., CTI Norte Compañía de Teléfonos del Interior S.A. y CTI PCS S.A.

En virtud del contexto reseñado, en este particular momento las mencionadas compañías operativas deben dedicar sus recursos e ingresos a asegurar el normal desenvolvimiento de su actividad. Por lo tanto, se ven en la necesidad de analizar la reestructuración de sus deudas y la reprogramación de modo de poder satisfacerlas.

CTI Compañía de Teléfonos del Interior S.A., CTI Norte Compañía de Teléfonos del Interior S.A. y CTI PCS S.A. propondrán a los distintos acreedores financieros alternativas para el cumplimiento de los pagos postergados, teniendo en cuenta a tal fin, sus reales posibilidades económicas, las proyecciones financieras de las empresas, sus demás compromisos financieros y las limitaciones impuestas por una economía signada por un elevado nivel de volatilidad. A tales efectos se han contratado los servicios de Houlihan Lokey Howard & Zukin, como asesor financiero.

CTI mantendrá informada a esa Comisión de toda novedad significativa que se vaya produciendo en este tema.

Sin otro particular, lo saludo a Ud. muy atentamente.

Carlos Espinal Guifarro
Presidente

Buenos Aires, March 7, 2002

National Securities Commission

RE: CTI Holdings S.A.
Full Disclosure in Public Offerings
Chapter XXI of the Rules

Argentina has been going through a recession for more than three years. The prolonged and profound slowdown in economic activity, together with limited financing alternatives in the local and international markets, have had a strong negative impact on the development of the economy, generating, among other effects, a contraction in consumption and employment that has equally affected all economic sectors, including services as well as manufacturing.

During recent months, the state of the Argentine economy has been affected by new economic, monetary and regulatory measures, that have been adopted in light of a profound political and social crisis, including the government's decision to suspend certain payments to foreign creditors, the imposition of restrictions on the free disposition of bank deposits and, more recently, the elimination of convertibility, the devaluation of the peso, as well as the continuation of restrictions on the transfer abroad of foreign currency. These regulations are set forth in Law 25.561 of Economic Emergency and Reform of the Exchange Policy, among others.

These measures deepened the drop in economic activity and consumption, created liquidity problems, disrupted the chain of payments, affected the normal performance of obligations and accentuated the deterioration of the financial condition of all companies operating in Argentina, particularly those with high levels of indebtedness in dollars and revenues closely tied to the local currency, as is the case with the subsidiaries of CTI Holdings, S.A. (CTI), namely CTI Compañía de Teléfonos del Interior S.A., CTI Norte Compañía de Teléfonos del Interior S.A. and CTI PCS S.A.

In light of the foregoing, these companies must dedicate their resources and income at this time to secure the normal execution of their operations. Therefore, they find themselves in a situation where they have to consider restructuring their debt and rescheduling their payments in order to be able to satisfy these obligations.

CTI Compañía de Teléfonos del Interior S.A., CTI Norte Compañía de Teléfonos del Interior S.A. and CTI PCS S.A. will present alternatives to their different creditors for the discharge of postponed payments, taking into account their real economic prospects, their other financial obligations, their financial forecasts and the limitations imposed by an economy characterized by a high level of volatility. Houlihan Lokey Howard & Zukin has been retained as financial advisor for these purposes.

CTI will maintain this Commission informed of all significant developments with respect to this situation.

Sincerely,

Carlos Espinal Guifarro
President

Item 3.

English summary of
Argentine GAAP consolidated financial statements for the year ended December 31, 2001

CTI Holdings S.A.
Consolidated Balance Sheets
(Prepared in pesos in accordance with Argentine GAAP)

Assets	2001	2000
Current Assets		
Cash and cash equivalent	21.310.580	20.449.445
Investments	1.169.441	20.911.074
Accounts receivable, trade, net of allowance for doubtful accounts	147.758.945	132.329.159
Taxes receivable	10.866.024	73.191.094
Related Companies	-	11.646.523
Other receivable	6.661.730	13.607.433
Inventories	22.609.519	65.860.163
Other assets	6.833.421	5.167.398
Total current assets	217.209.660	343.162.289
Non-current Assets		
Taxes receivable	32.031.821	51.650.852
Other receivable	352.575	2.528.031
Investments	-	20.461.788
Property, Plant ad Equipment, net	1.006.036.302	1.000.074.472
Intangibles and deferred charges, net	427.846.294	440.931.896
Other assets	2.058.927	3.850.657
Total non-current assets	1.468.325.919	1.519.497.696
TOTAL	1.685.535.579	1.862.659.985

Liabilities	2001	2000
Current Liabilities		
Accounts payable	123.508.599	257.120.228
Argentine Government – PCS license	-	100.781.772
Short-term debt	7.500.000	47.800.000
Current portion of long-term debt	162.569.569	88.686.422
Long-term debt classified as current debt	846.024.147	
Shareholders' loans	25.800.516	-
Related Companies	14.024.302	-
Compensation and social contributions	7.969.080	6.058.476
Taxes payable	32.822.277	19.702.541
Deferred revenue	9.226.772	9.482.300
Other	9.013.421	7.334.122
Total current liabilities	1.238.458.683	536.965.861
Non-current Liabilities		
Accounts payable	505.005	571.950
Long-term debt	-	880.565.249
Other	6.000	239.112
Provision for Contingencies	2.841.827	2.852.327
Total non-current liabilities	3.352.832	884.228.638
Total liabilities	1.241.811.515	1.421.194.499
Minority interest	(301.009)	162
SHAREHOLDERS' EQUITY	444.025.073	441.465.324
TOTAL	1.685.535.579	1.862.659.985

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

CTI Holdings S.A.
Consolidated Statements of Operations
(Prepared in pesos in accordance with Argentine GAAP)

	Years ended December 31,	
	2001	2000
Revenues and Sales	528.385.810	479.032.748
Cost of service	(232.419.026)	(209.440.203)
Sub-total	295.966.784	269.592.545
Selling and marketing expenses	(151.167.499)	(143.087.427)
General and administrative expenses	(30.934.061)	(27.601.098)
	113.865.224	98.904.020
Other, net	(4.316.828)	(2.302.788)
Equity loss from related Companies	(4.896.524)	(280.410)
Depreciation and Amortization	(180.972.246)	(126.901.279)
Financial and holdings results		
Interest income	1.437.051	2.941.961
Interest expense	(129.881.028)	(120.996.647)
Deferred income tax	(57.559.335)	43.912.594
Minimum presumptive income tax	(14.981.718)	(17.391.312)
Minority interest	250.429	55
	(277.054.975)	(122.113.806)
Extraordinary results	4.220.663	9.394.865
Net Loss	(272.834.312)	(112.718.941)

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha ~~** de ******~~1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Item 4.

Spanish version of
Argentine GAAP consolidated financial statements for the year ended December 31, 2001

CTI HOLDINGS S.A.

ESTADOS CONTABLES

31 de diciembre de 2001 y 2000

INFORME DE LOS AUDITORES

A los Señores Presidente, Directores y Accionistas de
CTI Holdings S.A.

Hemos sido contratados para auditar el balance general adjunto de CTI Holdings S.A. (la "Compañía") al 31 de diciembre de 2001 y los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el ejercicio finalizado en esa fecha y sus notas 1 a 18 y anexos A, B, C, G y H complementarios. La auditoría incluyó asimismo la de los estados contables consolidados con los de las sociedades controladas al 31 de diciembre de 2001 que se presentan como información complementaria con sus notas, en el Cuadro I. Nuestra responsabilidad es emitir un informe sobre los mismos tomados en su conjunto, basada en nuestro examen de auditoría. Dichos estados contables son responsabilidad del Directorio de CTI Holdings S.A.

Nuestra tarea fue realizada de acuerdo con normas de auditoría vigentes en la Argentina. Estas normas requieren que el auditor planifique y efectúe el examen para obtener una confianza razonable acerca de que los estados contables, considerados en su conjunto, no incurran en errores u omisiones significativos, de acuerdo con las normas contables profesionales. Una auditoría incluye examinar, a través de pruebas selectivas, la evidencia que respalda la información contenida en los estados contables. Una auditoria también comprende evaluar las normas contables utilizadas y la razonabilidad de las estimaciones significativas efectuadas en la preparación de los estados contables, así como la evaluación de la presentación de los mismos tomados en su conjunto. Creemos que la auditoría realizada nos brinda una base razonable para nuestro informe.

Los estados contables mencionados en el primer párrafo han sido preparados bajo el supuesto de que CTI Holdings S.A. y sus sociedades controladas continuarán operando como empresas en marcha, y no incluyen ningún ajuste para reflejar los posibles efectos futuros sobre el valor de recupero y la clasificación de los activos y los montos de los pasivos que podrían resultar de la resolución desfavorable de la incertidumbre descripta a continuación. Las sociedades controladas por CTI Holdings S.A. han incurrido en pérdidas recurrentes y tienen capital de trabajo deficitario. Además, estas sociedades no han podido suministrarnos proyecciones que permitan demostrar la viabilidad de generación de suficientes fondos para cumplir con las condiciones establecidas en sus contratos de prestamos financieros. Estas circunstancias al presente originan dudas sustanciales sobre la capacidad de estas sociedades, y por lo tanto de CTI Holdings S.A., para continuar operando como empresas en marcha.

Tal como se describe en la nota 17, las nuevas medidas económicas introducen cambios importantes en el entorno en el cual se desenvuelve la Compañía cuyos efectos no pueden ser estimados razonablemente a la fecha de emisión de los estados contables.

Debido al efecto muy significativo que lo mencionado en los párrafos anteriores pudiera tener sobre los estados contables al 31 de diciembre de 2001 enumerados en el primer párrafo, no opinamos sobre los mismos tomados en su conjunto.

En relación a los estados contables al 31 de diciembre de 2000 que se presentan a los efectos comparativos, los mismos han sido auditados por nosotros y hemos emitido nuestro informe sin salvedades en fecha básica 15 de febrero de 2001.

Como parte de nuestro examen hemos revisado la Reseña Informativa del Directorio requerida por la Comisión Nacional de Valores sobre la cual, en lo relacionado con los estados contables, no tenemos observaciones que formular.

Información adicional:

a) Los estados contables mencionados en el primer párrafo (i) en nuestra opinión han sido preparados, en todos sus aspectos significativos, de conformidad con la ley de Sociedades Comerciales y las normas pertinentes de la Comisión Nacional de Valores, (ii) se encuentran asentados en el Libro Inventarios y Balances, (iii) surgen de registros contables llevados en sus aspectos formales de acuerdo con las disposiciones legales vigentes y (iv) en cumplimiento de normas vigentes, no han sido ajustados para expresarlos en moneda constante.

b) Al 31 de diciembre de 2001, conforme a los registros contables, no existe deuda de CTI Holdings S.A en concepto de aportes y contribuciones con destino al régimen de jubilaciones y pensiones.

Buenos Aires
1° de febrero de 2002
excepto por la Nota 18 cuya
fecha es 11 de febrero de 2002

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CTI HOLDINGS S. A.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO N° 7 FINALIZADO EL 31 DE DICIEMBRE DE 2001 PRESENTADO EN FORMA COMPARATIVA CON LOS DEL EJERCICIO ANTERIOR

Expresado en pesos

Domicilio legal: Av. Pte. Figueroa Alcorta 3259, Buenos Aires, Argentina
Actividad principal: Inversora
Fecha de inscripción en el Registro Público de Comercio:

- Del Estatuto: 7 de febrero de 1996
- De las modificaciones: 11 de noviembre de 1998, 23 de julio de 1999, 20 de junio de 2000, 19 de octubre de 2000, 19 de abril de 2001, 14 de mayo de 2001, 3 de julio de 2001 y 18 de diciembre de 2001. En trámite las modificaciones del 10 de julio de 2001 y 4 de octubre de 2001 (Ver Nota 8)

Número de registro en la Inspección General de Justicia (I.G.J.): 1.616.260
Plazo de duración de la Sociedad: hasta el 7 de febrero de 2095
Información sobre la sociedad controlante en Nota 12
Información sobre las sociedades controladas en Nota 11

COMPOSICIÓN DEL CAPITAL - Nota 8

	Capital	
	Suscripto $	Integrado $
Al 31 de diciembre de 2001		
31.753.581 acciones ordinarias, de valor nominal $ 1,00 de 1 voto c/u	31.7	31.7
Total al 31/12/01	31.7	31.7
Al 31 de diciembre de 2000		
26.999.036 acciones ordinarias, nominativas no endosables de valor nominal $ 1,00 de 1 voto c/u	26.9	26.9
Total al 31/12/00	26.9	26.9

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2001 Y 2000
Expresado en Pesos (Nota D)

ACTIVO	2001	2000
ACTIVO CORRIENTE		
Caja y bancos – Nota E 1)	21.31	20.44
Inversiones	1.16	20.91
Cuentas a cobrar - Notas E 2) y L	147.75	132.32
Créditos fiscales - Notas E 3) y L	10.86	73.19
Compañías relacionadas	-	11.64
Otros créditos – Nota E 4)	6.66	13.60
Bienes de cambio – Nota E 5)	22.60	65.86
Otros activos – Nota E 6)	6.83	5.16
Total del activo corriente	217.20	343.16
ACTIVO NO CORRIENTE		
Créditos fiscales - Notas E 3) y L	32.03	51.65
Otros créditos – Nota E 4)	352.57	2.52
Inversiones	-	20.46
Bienes de uso - Nota E 7)	1.00	1.00
Activos intangibles y cargos diferidos -Nota E 8)	427.84	440.93
Otros activos – Nota E 6)	2.05	3.85
Total del activo no corriente	1.46	1.51
TOTAL	1.68	1.86

PASIVO	2001	2000
PASIVO CORRIENTE		
Cuentas a pagar - Nota E 9)	123.5	257.12
Deuda con Gobierno Argentino – Licencia PCS	-	100.78
Préstamos a corto plazo - Nota F a)	7.5	47.80
Vencimientos corrientes de deudas a largo plazo - Nota F b)	162.5	88.68
Deuda a largo plazo clasificada como corriente – Nota F c)	846.0	-
Préstamos de los accionistas	25.8	-
Compañía relacionada	14.0	-
Remuneraciones y cargas sociales	7.9	6.05
Cargas fiscales – Nota E 10)	32.8	19.70
Ingresos diferidos	9.2	9.48
Otros pasivos – Nota E 11)	9.0	7.33
Total del pasivo corriente	1.2	536.96
PASIVO NO CORRIENTE		
Cuentas a pagar - Nota E 9)	505.0	571.95
Préstamos a largo plazo - Nota F	-	880.56
Otros pasivos – Nota E 11)	6.0	239.11
Previsiones	2.8	2.85
Total del pasivo no corriente	3.3	884.22
Total del pasivo	1.2	1.42
Participación de terceros en sociedades controladas	(301.0	162
PATRIMONIO NETO	444.0	441.46
TOTAL	1.6	1.86

Las notas A a N adjuntas integran estos estados contables consolidados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
ESTADO CONSOLIDADO DE RESULTADOS

Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000
Expresado en Pesos (Nota 4)

	2001	2000
Ventas netas - Nota E 12)	528.3	479.0
Costo de ventas excepto amortizaciones	(232.4	(209.4
Subtotal	295.9	269.5
Gastos de comercialización	(151.1	(143.0
Gastos de administración	(30.9	(27.6
	113.8	98.9
Otros ingresos / egresos	(4.3	(2.3
Resultado por inversión en sociedades	(4.8	(280.4
Amortizaciones	(180.9	(126.9
Resultados financieros y por tenencia		
Generados por activos – Nota E 13)	1.4	2.9
Generados por pasivos – Nota E 13)	(129.8	(120.9
Impuesto a las ganancias diferido	(57.5	43.9
Impuesto a la ganancia mínima presunta	(14.9	(17.3
Participación de terceros en sociedades controladas	250.4	55
Pérdida ordinaria del ejercicio	(277.0	(122.1
Resultados extraordinarios	4.2	9.3
Pérdida del ejercicio	(272.8	(112.7

Las notas A a N adjuntas integran estos estados contables consolidados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
ESTADO CONSOLIDADO DE ORIGEN Y APLICACION DE FONDOS - Hoja 1 de 2

Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000

Expresado en Pesos (Nota D)

	2001	2000
FONDOS NETOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Pérdida ordinaria del ejercicio	(277.(	(122.¹
Ajustes para conciliar la pérdida neta con los fondos netos generados por las operaciones:		
Gastos (ingresos) que no consumen (generan) fondos		
Resultado participación en sociedades	4.ξ	-
Amortizaciones	180.ς	126.ς
Previsión para deudores incobrables y fraudes	54.ξ	36.¹
Impuesto diferido	57.ξ	(43.ς
Desvalorización de bienes de cambio	5.7	5.2
Previsión para contingencias	(10.ξ	(52.6
Previsión para obsolescencia de bienes de uso	4.4	-
Participación de terceros en sociedades controladas	(250.4	(55)
Variaciones en activos y pasivo operativos		
Cuentas a cobrar	(69.7	(28.(
Bienes de cambio	37.ξ	(57.(
Cuentas a pagar	(186.¹	96.2
Impuestos a pagar	13.(	(2.(
Créditos fiscales	23.¹	(3.ξ
Compañías relacionadas	7.ξ	(49.7
Cargos diferidos	(3.ξ	(20.ξ
Remuneraciones y cargas sociales	1.ς	1.6
Derechos de exclusividad	-	(7.ξ
Otros	72.(	44.(
Fondos netos aplicados a las operaciones ordinarias	(73.4	(24.7
Resultado extraordinario del ejercicio	4.2	9.3
Ajustes para conciliar el resultado extraordinario con los fondos netos generados por las operaciones:		
Impuesto diferido	2.2	5.(
Variaciones en activos y pasivos operativos:		
Cuentas a pagar	(6.4	(14.4
Fondos netos generados por las operaciones extraordinarias	-	-
Fondos netos aplicados a las operaciones	(73.4	(24.7
FONDOS NETOS APLICADOS A ACTIVIDADES DE INVERSIÓN		
Pagos por adquisición de bienes de uso	(38.7	(70.2
Pagos por adquisición de activos intangibles	(4.3	(4.2
Fondos netos aplicados a actividades de inversión	(43.(	(74.ξ

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
ESTADO CONSOLIDADO DE ORIGEN Y APLICACION DE FONDOS - Hoja 2 de 2

Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000

Expresado en Pesos (Nota D)

	2001	2000
FONDOS NETOS GENERADOS POR (APLICADOS A) ACTIVIDADES FINANCIERAS		
Ingresos por deuda a largo plazo	11.4	301.5
Ingresos por préstamos a corto plazo	50.5	8.1
Cancelación de préstamos a corto plazo	(90.8	(12.8
Cancelación de deuda a largo plazo	(87.3	(287.6
Cancelación de préstamos de la sociedad controlante	-	(10.0
Ingresos por préstamos de los accionistas	25.7	-
Pago de licencias	(105.1	-
Gastos por obtención de préstamos	(2.1	(8.2
Liberación de inversiones	20.4	59.8
Aportes de capital	274.8	130.4
Fondos netos generados por actividades financieras	97.5	121.3
(Disminución) Aumento neto en caja y equivalentes	(18.8	22.0
Caja y equivalentes al comienzo del ejercicio	41.3	19.2
Caja y equivalentes al final del ejercicio	22.4	41.3
INFORMACIÓN COMPLEMENTARIA		
Incorporaciones financiadas de bienes de uso no incluidas en los totales anteriores	91.1	148.7

Las notas A a N adjuntas integran estos estados contables consolidados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA A - ESTADOS CONTABLES CONSOLIDADOS

Siguiendo el procedimiento establecido por la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, y las normas aplicables de la Comisión Nacional de Valores, CTI Holdings S.A. (o la Compañía) ha consolidado línea por línea sus estados contables al 31 de diciembre de 2001 y 2000 con los estados contables de las sociedades controladas CTI Compañía de Teléfonos del Interior S.A. (CTI), CTI Norte Compañía de Teléfonos del Interior S.A. (CTI Norte, y en conjunto con la anterior, las Compañías Operativas del Interior), CTI PCS S.A. (CTI PCS) y Compañía de Telecomunicaciones Integrales S.A. (CT Integrales). En el caso de CT Integrales, la consolidación no comprende sus estados contables al 31 de diciembre de 2000, debido a que a esa fecha no era una sociedad controlada por la Compañía.

CTI, CTI Norte y CTI PCS prestan servicios de telefonía móvil, servicios de telecomunicaciones y actividades conexas. CT Integrales (en conjunto con las anteriores Compañías Operativas) presta servicios de telefonía fija local, de larga distancia y servicios conexos.

La incorporación de las acciones de CT Integrales se produjo como integración en especie de un aumento de capital efectuado por CTI Holdings S.A. con ese propósito. A tal fin las acciones se valuaron a su valor de libros al 31 de diciembre de 2000. Por esta razón el estado consolidado de resultados incluye, línea por línea los resultados desde el 1° de enero de 2001.

A partir del presente período, y en virtud de lo dispuesto por la Resolución N° 368/01, de la Comisión Nacional de Valores (CNV), la Sociedad ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino que por el contrario los mismos continúan constituyendo información complementaria, tal cual lo disponen las normas contables legales y profesionales vigentes.

De acuerdo con lo establecido por la Resolución General N° 372/01 de la CNV, y a efectos de evitar una duplicación de la información, no se incluyen ciertas notas a los estados contables consolidados, ya que las mismas se encuentran en los estados contables básicos de CTI Holdings S.A.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA B - CONSTITUCIÓN Y OPERACIONES. FACTORES DE RIESGO DE MERCADO

Ver Nota 1 a los estados contables básicos.

NOTA C - MARCO REGULATORIO

Por Decreto N° 1185/90 se dispuso la creación de la Comisión Nacional de Telecomunicaciones (CNT), estableciéndose en esa misma norma las funciones y facultades del organismo. A principios del año 1997 por Decreto N° 80/97 se constituyó en su reemplazo la Comisión Nacional de Comunicaciones (CNC), que tiene las funciones de contralor de la prestación en materia de telecomunicaciones.

La Secretaría de Comunicaciones (SC) es la Autoridad Regulatoria del Sector, tiene entre sus funciones establecer las políticas de telecomunicaciones, elaborar los planes fundamentales y otorgar licencias para la prestación de servicios.

Las Compañías Operativas del Interior a principios de 1994, resultaron adjudicatarias del Concurso Público CNT N° 1/93 para la prestación del Servicio de Telefonía Móvil (STM) en el interior del país (Áreas de Explotación I y III).

Las licencias para la prestación del servicio fueron otorgadas mediante Resoluciones Nos. 259/95 y 260/95 SOPyC. Las Compañías Operativas del Interior cuentan también con licencias para la prestación de servicios para transmisión de datos y Servicios de Valor Agregado, Trunking y Servicios de Comunicaciones Personales.

Con fecha 16 de noviembre de 1999, la Secretaría de Comunicaciones (SC) mediante la Resolución N° 3311, otorgó a la Compañía la licencia para el uso de la banda de frecuencia CC', en la frecuencia de 1900 MHZ, en el interior del país. Esto le va a permitir a la Compañía operar en el sistema PCS en el interior.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA C - MARCO REGULATORIO - Continuación

CTI PCS -en concurso público- resultó adjudicataria de una licencia (Resolución N° 16.326/99 de la Secretaría de Comunicaciones de fecha 29 de junio de 1999) para la prestación del Servicio de Comunicaciones Personales (PCS) en el Área Múltiple Buenos Aires (AMBA) y su extensión (Área II). Se le autorizó asimismo el uso de la Banda de Frecuencias AA para la prestación del servicio.

El Marco Regulatorio del Sector está integrado por normas de diverso rango:

- Ley de Telecomunicaciones (Ley N° 19.798).
- Pliego del concurso de STM aprobado por Resolución MEyOSP N° 575 ratificada por el Decreto N° 1461/93.
- Reglamento General de Clientes de Servicios de Comunicaciones Móviles aprobada por Resolución N° 490/97 de la Secretaría de Comunicaciones de la Presidencia de la Nación.
- Decreto Nº 92/97 que aprueba la nueva estructura tarifaria, los planes de numeración y señalización e introduce cambios a diversas normas generales.
- Decreto Nº 264/98 Plan de Liberalización de Telecomunicaciones.
- Decreto Nº 266/98 Plan de Liberalización de Telecomunicaciones, Reglamento General de PCS. Pliego de adjudicación de la licencia de PCS, Reglamento de la Interconexión.
- La normativa que reglamenta la implementación de la modalidad del "Calling Party Pays" (CPP) (Res.S.C. Nº 263/97 y 344/97) y Resolución MEyOSP N° 1/01. La suspensión en su implementación ha sido dispuesta por Resolución SC N° 122/01, norma que fue derogada por Resolución 253/2001. La implementación de CPP M-M fue nuevamente suspendida por orden judicial.
- Decreto N° 764/00 que aprueba el Reglamento de Licencias para Servicios de Telecomunicaciones, el Reglamento General de Interconexión, el Reglamento General del Servicio Universal y el Reglamento sobre Administración, Gestión y Control del Espectro Radioeléctrico.
- Resolución MIyV N° 613/01 que aprueba el reglamento General de Selección por Marcación del Prestador de Servicios de Larga Distancia. A la fecha de emisión a los presentes estados contables, las Compañías han interpuesto recurso de reconsideración y jerárquico en subsidio contra esta normativa, por considerar que la misma introduciría reformas a la licencia y al pliego que regula la prestación del servicio de telefonía móvil aprobado por Resolución MEyOSP N° 575/93, ratificada por Decreto N° 1461/93, modificando sustancialmente los derechos emergentes de dichas normas.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA D - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS

Los estados contables consolidados adjuntos han sido preparados de acuerdo con las normas contables profesionales en la Argentina. Dichas normas requieren una presentación de los estados contables en moneda constante, con el uso de coeficientes derivados del Índice de Precios Mayoristas Nivel General antes mencionado. Sin embargo conforme a normas legales dictadas en 1995 las sociedades debieron discontinuar el ajuste por inflación a partir del 31 de agosto de 1995. Adicionalmente, en 1996 se dictaron nuevas normas profesionales que permiten no efectuar el ajuste a moneda constante si la variación del índice mencionado en un ejercicio es inferior al 8%. Desde el 31 de agosto de 1995 dichas variaciones han sido inferiores al 8%. Por lo expuesto, la Compañía dejó de efectuar el ajuste a moneda constante a partir de dicha fecha.

En diciembre de 2000 fueron aprobadas las Resoluciones Técnicas N° 16, 17, 18 y 19 por la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) que establecen nuevas normas generales y particulares de valuación y exposición, las cuales fueron aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) entre octubre y noviembre de 2001. Las nuevas normas serán de aplicación obligatoria para la Sociedad a partir del ejercicio que se inicia el 1° de enero de 2003.

La dirección de la sociedad se encuentra estudiando el impacto que las nuevas normas tendrán sobre la situación patrimonial y los resultados de sus operaciones.

Estas nuevas resoluciones técnicas (RT) se enmarcan en el proyecto de armonización de las normas contables profesionales vigentes en la República Argentina con las Normas Internacionales de Contabilidad ("NIC") propuestas por el "International Accounting Standard Committee".

Los efectos de las nuevas medidas económicas dispuestas por Ley N° 25.561 el 6 de enero de 2002, han sido explicitados en la Nota 16. La información incluida en estos estados contables y demás documentación relacionada, no contiene el impacto potencial que podría derivarse de la situación descripta y por lo tanto debe ser analizada considerando tal circunstancia.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA D - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Uso de estimaciones

La elaboración de los estados contables de acuerdo con las normas contables contempla el uso de estimaciones y premisas que afectan los estados contables consolidados. Los resultados consolidados finales podrán variar de dichas estimaciones.

Políticas contables y métodos de valuación

Las principales políticas contables y métodos de valuación son los siguientes:

- Fondos en Caja y Bancos, Inversiones, Créditos, Otros Activos y Pasivos que correspondan a operaciones liquidables en pesos.

  Se expresan a su valor nominal, incorporando o deduciendo, cuando corresponda, los resultados financieros devengados a la fecha de balance.

- Fondos de Caja y Bancos, Inversiones, Créditos, Otros Activos y Pasivos que correspondan a operaciones liquidables en moneda extranjera.

  Se valúan aplicando el tipo de cambio vigente a la fecha del balance para la liquidación de estas operaciones, incorporando o deduciendo, cuando corresponda, los resultados financieros hasta la fecha. En el caso de pasivos significativos sin costo financiero explícito, se registró su valor presente, aplicando el que equivalía al que la Sociedad hubiese obtenido de préstamos de características similares en cuanto a montos, plazos y garantías.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Expresadas en Pesos (Nota D)

NOTA D - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

En función de los lineamientos establecidos por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA), los activos y pasivos en moneda extranjera al 31 de diciembre de 2001 han sido valuados al tipo de cambio vigente a la última fecha en que se produjeron operaciones en moneda extranjera en el país. En el caso del dólar estadounidense, el tipo de cambio a aplicar será de US$ 1 = $ 1, teniendo en cuenta que además se encontraba vigente la Ley N° 23.928 (convertibilidad). Por lo tanto, la Sociedad ha valuado sus activos y pasivos en moneda extranjera a los tipos de cambio correspondientes a la última fecha en que se produjeron operaciones en moneda extranjera en el país con anterioridad al 31 de diciembre de 2001.

- Bienes de Cambio

Los bienes de cambio, compuestos por teléfonos celulares y accesorios, se valúan a su valor de reposición a la fecha de cierre del balance, que no supera su valor neto de realización.

- Bienes de Uso

Se han valuado a su costo de adquisición, incluyendo todos aquellos costos necesarios para ponerlos en condiciones de utilización. Los bienes incorporados hasta el 31 de agosto de 1995 se han reexpresado en moneda constante hasta esa fecha. Los gastos financieros netos originados durante la construcción son activados. La amortización se calcula utilizando el método de línea recta sobre la vida útil estimada de los bienes respectivos a partir de la fecha en que cada uno de ellos se encuentra en condiciones de uso.

A la fecha de emisión de los presentes estados contables, la Gerencia de la Compañía se encuentra en proceso de evaluación de la recuperabilidad de sus activos de larga duración, considerando el impacto de los cambios en el entorno macroeconómico descriptos en Nota 16.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA D - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

- Activos Intangibles y Cargos Diferidos

Costos previos a la interconexión: Los costos y gastos previos a la interconexión incurridos por CTI con anterioridad al 1° de diciembre de 1994 y por CTI Norte al 1° de noviembre de 1994, reexpresados en moneda constante hasta el 31 de agosto de 1995, se activan y amortizan utilizando el método de línea recta en ocho años a partir de la fecha en la que las Compañías Operativas del Interior comenzaron sus actividades comerciales.

Licencias: Los montos activados corresponden a:

- Gastos incurridos con motivo de la obtención de las licencias para construir y operar una red de telecomunicación celular en la Argentina: Estos costos, reexpresados hasta el 31 de agosto de 1995 se activan y amortizan según el método de línea recta en ocho años a partir del comienzo de las actividades comerciales el 1° de diciembre de 1994.

- Cargos erogados para la adquisición de las licencias para operar en la frecuencia de 1900 Mhz, que permite operar en el sistema PCS en el territorio de la República Argentina. Se han valuado a su costo, incluyendo todas aquellas erogaciones necesarias para su obtención. Los gastos financieros asignables a la adquisición de la Licencia originados durante la construcción de la red son activados como parte del costo de la Licencia. Se amortizan utilizando el método de la línea recta en 40 años, a partir del comienzo de la prestación de servicios.

Gastos para obtención de préstamos: Los gastos incurridos para la obtención de préstamos se difieren y se amortizan durante el plazo de la deuda correspondiente.

Desarrollo de Sistemas: Los montos corresponden a gastos incurridos con motivo de nuevos desarrollos de sistemas y se amortizan utilizando el método de línea recta en cinco años, a partir de la puesta en marcha de los mismos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA D - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Comisiones diferidas: A partir del 1° de enero de 2000 con el objeto de lograr un mejor apareamiento de ingresos y egresos se adoptó, con efecto retroactivo, el criterio de diferir el cargo que representan las comisiones devengadas a vendedores y representantes comerciales en el plazo contractual de los contratos de prestación de servicios celebrados con los clientes (generalmente 24 meses). Las comisiones relacionadas con suscriptores que han rescindido su contrato o con incobrabilidad por morosidad, se imputan como un cargo en el estado de resultados. El método de amortización es lineal.

Derecho de exclusividad: corresponden a los derechos de exclusividad para la prestación de los servicios por parte de los agentes de la Compañía. Se amortizan de acuerdo con el plazo de duración de los contratos respectivos (5 años). Los derechos de exclusividad correspondientes a agentes con los que se está dejando de operar son imputados en su totalidad al resultado del ejercicio.

Costo de adquisición de clientes: La Compañía a partir del tercer trimestre de 2000 con el objeto de mejorar el apareamiento de ingresos y gastos, ha registrado con efecto retroactivo al 1° de enero de 2000, los subsidios otorgados a partir de esa fecha como una nueva política comercial para las ventas de equipos tanto analógicos como digitales y cuyo objetivo consiste en facilitar la incorporación de nuevos clientes. Dichos costos de adquisición de nuevos clientes se difieren en el plazo contractual de los contratos de prestación de servicios celebrados con los clientes (generalmente 24 meses). Los cargos por subsidios de aquellos clientes que han rescindido su contrato o con incobrabilidad por morosidad, se imputan como un cargo en el estado de resultados. El método de amortización es lineal.

A la fecha de emisión de los presentes estados contables, la Gerencia de la Compañía se encuentra en proceso de evaluación de la recuperabilidad de sus activos de larga duración, considerando el impacto de los cambios en el entorno macroeconómico descriptos en Nota 16.

Expresadas en Pesos (Nota D)

NOTA D - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

- Previsiones

Previsión para Deudores Incobrables y Fraudes: Incluye el monto que la Gerencia considera razonable en base al análisis de las diferentes clases de clientes, las políticas de crédito, el crecimiento en la cantidad de clientes, la antigüedad de cada deuda y la experiencia de cobranzas de otras compañías de telefonía celular tanto en la Argentina como en el extranjero.

Previsión para Incobrabilidad y bonificaciones a Agentes: Incluye el monto que la Gerencia considera razonable sobre la base del análisis individual de cada agente.

Previsión para Contingencias: Incluye el monto que la Gerencia y los asesores legales externos estimaron que probablemente constituye un pasivo a la fecha del balance.

Previsión para desvalorización de bienes de cambio: Incluye el monto que la Gerencia estima razonable sobre la base del análisis de la recuperabilidad de los mismos al cierre de cada ejercicio.

Previsión para obsolescencia de Bienes de Uso: incluye el monto que la Gerencia estima razonable sobre la base del análisis de la recuperabilidad de los mismos al cierre de cada ejercicio.

Los efectos de la situación económica y de las incertidumbres derivadas de la misma y su efecto sobre el cálculo de las previsiones se describen en Nota 19.

- Impuesto a las ganancias

La registración contable del impuesto a las ganancias se efectúa empleando el método del impuesto diferido (Ver Nota M).

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA D - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

- Impuesto a la ganancia mínima presunta

  El impuesto a la ganancia mínima presunta se registra como un gasto en la medida que se estima que no podrá ser computado a cuenta del impuesto a las ganancias de los próximos ejercicios y se diferiría en la medida que se estime que, por el contrario, podrá efectuarse su cómputo.

- Cuentas de Patrimonio neto

  Se mantienen a su valor nominal.

- Ingresos por ventas

  Los ingresos por ventas se reconocen cuando se suministran los productos o servicios a los clientes. Los adelantos de la facturación por servicios se difieren y reconocen como ingresos cuando ellos se suministran.

- Otras cuentas de resultados

  Las cuentas de resultados no han sido reexpresadas en moneda constante, excepto las amortizaciones de bienes de uso e intangibles que están actualizadas hasta el 31 de agosto de 1995.

- Resultados por inversión de Sociedades

  Se incluye el efecto de las pérdidas acumuladas a la fecha de incorporación de la participación en Compañía de Telecomunicaciones Integrales S.A.

- Indemnización por despido

  Las indemnizaciones son cargadas a resultados en el momento en que se decide el despido.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA D - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

- Gastos de Publicidad y Promoción

  Los gastos de publicidad y promoción son cargados a resultados cuando se incurre en ellos.

NOTA E - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS

	31 de diciembre de	
	2001	2000
ACTIVO		
1) Caja y bancos		
Caja en pesos	88.4	347.7
Bancos en pesos	8.7	12.9
Bancos en moneda extranjera	12.4	7.1
	21.3	20.4
2) Cuentas a cobrar		
Deudores por ventas	352.9	288.5
Cuentas a cobrar Agentes	13.6	10.7
Previsión para deudores incobrables y fraudes	(214.9	(163.4
Previsión para bonificaciones a agentes	(3.8	(3.5
	147.7	132.3
3) Créditos fiscales		
Corrientes		
Impuesto Diferido - Nota M	-	35.61
Impuesto al valor agregado y otros	10.8	37.57
	10.8	73.1

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA E - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de diciembre de	
	2001	2000
No corrientes		
Impuesto Diferido - Nota M	-	24.22
Impuesto al valor agregado y otros	32.0	27.43
	32.0	51.65
	42.8	124.84
4) Otros créditos		
Corrientes		
Agentes	9.7	10.49
Previsión para incobrabilidad de agentes	(7.5	(4.95
Otros	4.5	8.06
	6.6	13.60
No corrientes		
Agentes	352.5	2.52
	352.5	2.52
	7.0	16.13
5) Bienes de cambio		
Teléfonos y accesorios	24.0	66.29
Previsión para desvalorización	(1.4	(439.00
	22.6	65.86
6) Otros activos		
Corrientes		
Depósitos en garantía	633.3	260.25
Alquileres pagados por adelantado	5.4	4.04
Seguros pagados por adelantado	708.6	858.33
Otros	38.2	-
	6.8	5.16

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA E - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de diciembre de	
	2001	2000
No corrientes		
Alquileres pagados por adelantado	1.71	3.19
Depósitos en garantía de alquileres	-	211.15
Otros	340.34	449.16
	2.05	3.85
	8.89	9.01
7) Bienes de Uso		
Saldos al inicio del ejercicio	988.31	855.58
Altas del ejercicio	194.52	272.37
Bajas del ejercicio	(29.17	(30.78
Amortizaciones del ejercicio	(146.20	(109.61
	1.00	987.56
Anticipos a proveedores	3.02	12.50
Previsión obsolescencia	(4.44	-
	1.00	1.00
8) Activos intangibles y cargos diferidos		
Saldos al inicio del ejercicio	451.33	415.23
Altas del ejercicio	88.71	105.46
Bajas del ejercicio	(2.67	(364.48
Amortizaciones del ejercicio	(109.53	(79.40
	427.84	440.93

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA E - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de diciembre de	
	2001	2000
PASIVO		
9) Cuentas a pagar		
Corrientes		
Proveedores en pesos	109.64	207.08
Proveedores en moneda extranjera	13.86	50.03
	123.50	257.12
No corrientes		
Proveedores en moneda extranjera	505.00	571.95
	505.00	571.95
	124.01	257.69
10) Cargas fiscales		
Corrientes		
Impuesto al valor agregado	6.01	-
Impuesto a la ganancia mínima presunta	4.43	6.71
Retenciones de impuestos	7.20	6.44
Impuesto a los ingresos brutos	6.36	4.12
Tasa CNC	8.46	2.30
Otros	336.21	113.75
	32.82	19.70

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA E - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de diciembre de	
	2001	2000
11) Otros pasivos		
Corrientes		
Intereses devengados y honorarios	8.86	7.12
Depósitos de clientes y agentes	47.71	144.22
Otros	101.43	64.33
	9.01	7.33
No corrientes		
Participación en CT Integrales S.A.	-	234.81
Otros	6.00	4.30
	6.00	239.11
	9.01	7.57
ESTADO DE RESULTADOS		
12) Ventas netas		
Servicios	518.81	474.88
Equipos y accesorios	40.51	28.15
Intereses por créditos por ventas	3.72	1.62
Menos:		
Impuesto sobre los ingresos brutos	(25.53	(21.78
Tasa de control, fiscalización y verificación CNC	(9.12	(3.83
	528.38	479.03
13) Resultados financieros		
Generados por activos		
Intereses por colocaciones financieras	1.43	2.25
Intereses a compañías relacionadas	-	686.00
	1.43	2.94
Generados por pasivos	(129.88	(120.99

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA F - PRÉSTAMOS A LARGO PLAZO

a) Préstamos a corto plazo

Entidad	Tasa	31 de diciembre de 2001	31 de diciembre de 2000
Citibank		-	10.0
BBV Banco Francés		-	7.8
Banco Sudameris		-	7.0
HSBC Banco Roberts		-	8.0
Ing. Barings	25,00%	2.5	10.0
Scotiabank Quilmes	9,84%	5.0	5.0
		7.5	47.8

b) Vencimientos corrientes de préstamos a largo plazo

Entidad	Tasa	31 de diciembre de 2001	31 de diciembre de 2000
Telecom S.A./Telefónica de Argentina S.A. (Interconexión)	14,00%	2.2	2.0
Export Development Corp.		-	85.5
Overseas Private Investment Corp. (OPIC) (1)	7,58%	30.5	26.0
Préstamos sindicados asegurados con respecto a ciertos riesgos políticos por:			
OPIC (1)		-	40.6
National Union Fire Insurance Corporation (NUFIC) (1)		-	13.6
Nuevos préstamos sindicados asegurados con respecto a ciertos riesgos políticos por NUFIC:			
Tramo A (2)	LIBOR + 3,50%	19.4	-
Tramo B (2)	LIBOR + 4,78%	22.5	-
Siemens S.A. - Serie A - G (3)	BAIBOR + 2,00%	2.9	1.8
Siemens S.A. - PDH 1 y 2 (3)	13,50%	441.8	-
Siemens S.A. – PDH 3 (3)	13,50%	65.5	-
Siemens S.A. – PP1 (3)	13,50%	226.5	-
Siemens S.A. – P5 (3)	13,50%	61.1	-
Siemens S.A. – S1 (3)	13,50%	429.4	-
Siemens S.A. – Serie I 99 (3)	BAIBOR + 2,00%	173.8	-
Siemens Italia - SDH (3)	7,77%	2.0	-
Siemens ICN SPA - Serie A - C (3)	8,56%	4.9	4.4
Siemens ICN SPA - Serie Anillos (3)	9,86%	972.7	-
Deutsche Bank – Tramo A (4)	LIBOR + 4,00%	2.8	-
Deutsche Bank – Tramo B (4)	LIBOR + 5,00%	3.8	-
Lucent Technologies International Inc. - Tramo A (5)	LIBOR + 5,00%	68.7	-
Total vencimientos corrientes		162.5	88.6

(1) De aquí en adelante "Senior Interior Finance Facilities"
(2) De aquí en adelante "Nuevos préstamos sindicados"
(3) De aquí adelante "Acuerdo financiación Siemens"
(4) De aquí en adelante "Acuerdo de financiación PCS"
(5) De aquí en adelante "Acuerdo de financiación Lucent"

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA F - PRÉSTAMOS A LARGO PLAZO - Continuación

c) Deuda a largo plazo clasificada como corriente:

Entidad	Tasa	31 de diciembre de 2001	31 de diciembre de 2000
Telecom S.A./Telefónica de Argentina S.A. (Interconexión)	14,00%	4.0	4.0
Export Development Corp.		-	85.5
Overseas Private Investment Corp. (OPIC) (1)	7,58%	101.7	127.7
Préstamos sindicados asegurados con respecto a ciertos riesgos políticos por:			
OPIC (1)		-	40.6
National Union Fire Insurance Corporation (NUFIC) (1)		-	13.6
Nuevos préstamos sindicados asegurados con respecto a ciertos riesgos políticos por NUFIC			
Tramo A (2)	LIBOR + 3,50%	97.1	97.1
Tramo B (2)	LIBOR + 4,78%	112.8	112.8
Siemens S.A. - Serie A - G (3)	BAIBOR + 2,00%	6.8	6.1
Siemens S.A. - PDH 1 y 2 (3)	13,50%	1.9	-
Siemens S.A. – PDH 3 (3)	13,50%	327.7	-
Siemens S.A. – PP1 (3)	13,50%	755.1	-
Siemens S.A. – P5 (3)	13,50%	305.5	-
Siemens S.A. – S1 (3)	13,50%	2.1	-
Siemens S.A. – Serie I 99 (3)	BAIBOR + 2,00%	699.0	-
Siemens Italia - SDH (3)	7,77%	6.5	-
Siemens ICN SPA - Serie A - C (3)	8,56%	8.3	11.6
Siemens ICN SPA - Serie Anillos (3)	9,86%	2.9	-
Préstamos sindicados de CTI PCS por el Deutsche Bank			
Tramo A (4)	LIBOR + 4,00%	92.0	72.8
Tramo B (4)	LIBOR + 5,00%	122.9	111.5
Tramo C (4)	LIBOR + 5,00%	9.0	-
Lucent Technologies International Inc.			
Tramo A (5)	LIBOR + 5,00%	68.7	68.7
Tramo B (5)	LIBOR + 3,50%	74.9	74.9
Tramo C (5)	LIBOR + 4,00%	36.2	23.6
Tramo D (5)	LIBOR + 4,00%	24.0	-
Tramo E (5)	LIBOR + 5,00%	6.3	-
Subtotal		780.9	765.6
Obligaciones negociables		227.6	203.5
Subtotal		1.0	969.2
Menos: Vencimientos corrientes		(162.5	(88.6
Total		846.0	880.5

(1) "Senior Interior Finance Facilities"
(2) "Nuevos préstamos sindicados"
(3) "Acuerdo financiación Siemens"
(4) "Acuerdo de financiación PCS"
(5) "Acuerdo de financiación Lucent"

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA F - PRÉSTAMOS A LARGO PLAZO - Continuación

Los vencimientos de los préstamos a largo plazo al 31 de diciembre de 2001 en función de los acuerdos son los siguientes:

Período	Millones de US$
Diciembre 2001/Diciembre 2002	162,5
Diciembre 2002/Diciembre 2003	283,4
Diciembre 2003/Diciembre 2004	169,8
Diciembre 2004/Diciembre 2005	103,8
Diciembre 2005/Diciembre 2006	61,4
Siguientes	227,7
	1.008,6

Tal como se describe más adelante los acuerdos de los "Senior Interior Finance Facilities", "Nuevos préstamos sindicados" y "Lucent Facility" (juntos "Interior y Lucent Facilities") incluyen ciertos requisitos restrictivos. Adicionalmente los acuerdos de financiación de Siemens contienen otros eventos de incumplimiento no relacionados con estos acuerdos.

Como se describe en Nota N, las nuevas medidas económicas introducen cambios importantes en el entorno en el cual se desenvuelve la Sociedad cuyos efectos no pueden ser estimados razonablemente a la fecha de emisión de los estados contables, impidiendo a la Dirección la preparación de proyecciones que permitan asegurar el cumplimiento de los compromisos financieros asumidos.

En función de la incertidumbre sobre las probabilidades de cumplimiento de las condiciones vigentes de los contratos relacionados, se ha clasificado la totalidad de la deuda financiera como corriente.

En virtud de los recientes acontecimientos que modifican sustancialmente las variables macroeconómicas de la Argentina, la compañía está analizando la posibilidad de reestructurar los compromisos financieros contraídos con entidades del exterior.

Los valores abajo indicados corresponden a los totales de los acuerdos suscriptos en forma conjunta por las Compañías Operativas del Interior.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA F - PRÉSTAMOS A LARGO PLAZO - Continuación

Senior Interior Finance Facilities y Nuevos Préstamos Sindicados

Las Compañías Operativas del Interior han suscripto los siguientes acuerdos de financiación a largo plazo -pendientes al 31 de diciembre de 2001-: i) préstamo de OPIC por US$ 200 millones (denominado "The OPIC facility") único vigente del denominado "Senior Interior Finance Facilities"; y ii) préstamo sindicado con intervención del Citibank N.A. con riesgo político parcialmente asegurado por NUFIC (National Union FIRE Insurance Corporation) por US$ 210 millones (denominado "CTI Term Credit Facility"), único vigente del denominado "Nuevos Préstamos Sindicados".

El préstamo denominado "OPIC Facility", es cancelable en 28 pagos trimestrales a partir del 15 de noviembre de 1997 y hasta el 15 de agosto de 2004 en pagos ascendentes a partir de US$ 4,0 millones -para el primer pago- hasta US$ 11,25 millones para los dos últimos.

El préstamo denominado "CTI Term Credit Facility", firmado el 14 de abril de 2000, se amortiza mediante trece pagos trimestrales crecientes comenzando el 15 de marzo de 2002 y finalizando el 15 de marzo de 2005.

Los préstamos tienen, entre otras, las siguientes garantías: (a) las acciones de las Compañías Operativas del Interior, (b) garantía prendaria sobre las cuentas recaudadoras de la Compañía y (c) en el caso del préstamo de OPIC, garantías de los accionistas de CTI Holdings S.A.

CTI Holdings S.A. ha prendado las acciones de las Compañías Operativas del Interior a favor de los bancos acreedores de acuerdo con los préstamos obtenidos originalmente de la entidad como parte de los denominados "Senior Interior Finance Facilities" y "Nuevos Préstamos Sindicados".

Los términos de estos acuerdos incluyen ciertos requisitos, básicamente niveles mínimos y ratios relacionados con resultados antes de intereses, impuestos a las ganancias y amortizaciones (EBITDA).

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA F - PRÉSTAMOS A LARGO PLAZO - Continuación

El 15 de febrero de 2001, las Compañías Operativas del Interior y CTI Holdings S.A. firmaron enmiendas relativas al préstamo denominado "Senior Interior Finance Facilities", al "CTI Term Credit Facility" suscripto por las Compañías Operativas del Interior y a la financiación otorgada por Lucent. Bajo los términos de esta enmienda todos los requisitos fueron modificados y en ciertos casos suspendidos hasta el 31 de diciembre de 2001.

Adicionalmente, se estipuló la rescisión del Debt Service Collateral Agreement y el diferimiento de cada pago a efectuarse bajo el acuerdo denominado "Senior Interior Finance Facilities" hasta el 31 de diciembre de 2001. Con fecha 24 de diciembre de 2001, se hizo efectivo el pago por un total de US$ 25,7 millones correspondiente al OPIC.

Acuerdo de Financiación Siemens

Durante el mes de abril de 1999, las Compañías Operativas del Interior suscribieron un acuerdo con un proveedor (Siemens), para la adquisición de equipos y software por un total de US$ 25 millones para los tramos A-I con una subsidiaria local (Siemens S.A.) y para los tramos A-C con una subsidiaria extranjera (Siemens ICN SpA).

Al 31 de diciembre de 2001 existen aproximadamente US$ 0,5 millones en equipos y servicios pendientes de recepción. Los pagos se realizarán en ocho pagos semestrales y el vencimiento final será en agosto de 2005.

Durante el mes de marzo de 2000, las Compañías Operativas del Interior suscribieron un acuerdo con este mismo proveedor, para la adquisición de equipos por un total de US$ 6,8 millones, de los cuales US$ 1,9 millones serán financiados por Siemens S.A. y US$ 3,9 millones por Siemens ICN SpA. Al 31 de diciembre de 2001, se han utilizado fondos de este acuerdo por US$ 4,2 millones.

En el mes de septiembre de 2000, se firmó un nuevo acuerdo con el proveedor por un total de US$ 11,7 millones, de los cuales US$ 4,6 millones serán financiados por Siemens S.A. y US$ 7,1 por Siemens ICN SpA para la compra y construcción de redes SDH. Al 31 de diciembre de 2001, se han utilizado fondos provenientes de ese acuerdo, por US$ 11,3 millones.

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA F - PRÉSTAMOS A LARGO PLAZO - Continuación

Durante el mes de marzo de 2001, las Compañías Operativas del Interior, suscribieron un nuevo acuerdo con Siemens S.A. por la compra de equipos, por un monto de US$ 4 millones, de los cuales este proveedor financia US$ 3 millones. Al 31 de diciembre de 2001, se han utilizado fondos de este acuerdo por US$ 2,9 millones.

Durante el mes de octubre de 2001, las Compañías Operativas del Interior, suscribieron un nuevo acuerdo con Siemens S.A. por la compra de equipos, por un monto de US$ 1,5 millones. Al 31 de diciembre de 2001, se han utilizado fondos de este acuerdo por US$ 0,8 millones.

Al 31 de diciembre de 2001 existieron eventos de incumplimiento con relación a los acuerdos de financiación de Siemens debido a la suspensión de pago de sus compromisos externos por parte del Gobierno Argentino. Adicionalmente en enero de 2002 la Compañía se vio imposibilitada de pagar capital e intereses por $2 millones debido a las restricciones de pagos impuestas por el Gobierno Argentino que requieren la autorización del Banco Central de la República Argentina para la realización de pagos al exterior. Dicha aprobación se encuentra aún pendiente. Consecuentemente la totalidad de la deuda ha sido clasificada como corriente. A la fecha de emisión de los presentes estados contables Siemens no ha ejercido su derecho de requerir el inmediato repago de estas deudas.

Acuerdo de Financiación PCS

El 1° de diciembre de 1999 CTI PCS obtuvo US$ 215 millones a través de un préstamo sindicado con la intervención del Deutsche Bank AG, Sucursal Nueva York, como agente intermediario, cancelable en 16 pagos trimestrales a partir del 31 de marzo de 2002 y hasta el 30 de septiembre de 2006.

La mencionada financiación fue estructurada a través de dos fases: i) Tramo A aplicable a la financiación de las compras realizadas a Lucent Technologies Inc. por $ 92 millones y ii) Tramo B por $ 123 millones aplicable al pago de la Licencia al Gobierno Nacional, capital de trabajo y gastos preoperativos en general.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA F - PRÉSTAMOS A LARGO PLAZO - Continuación

La amortización del préstamo se realizará mediante 16 cuotas trimestrales crecientes. La primera de éstas vencerá el 31 de diciembre de 2002 y la última el 30 de septiembre de 2006.

Los términos del acuerdo incluyen ciertos requisitos tales como el mantenimiento de niveles definidos mínimos de suscriptores, EBITDA, patrimonio neto, flujo de fondos y niveles máximos de endeudamiento e inversión.

Los préstamos tienen, entre otras, las siguientes garantías: (a) las acciones de CTI PCS, (b) las acciones que emita CTI PCS en el futuro, (c) los desembolsos que pudiese efectuar CTI PCS en el futuro por reducción de capital o transacciones similares, (d) constitución de derecho real de prenda o hipoteca, según corresponda, sobre los bienes existentes y futuros de CTI PCS cuyo valor supere los $ 10.000, (e) cesión fiduciaria en garantía de los fondos recaudados por las ventas de CTI PCS a partir de que se produzcan ciertos incumplimientos, si ello ocurriese y (f) cesión fiduciaria en garantía de los derechos y obligaciones respecto de contrato de provisión de la red, así como los correspondientes a otros contratos relevantes presentes o futuros definidos en el respectivo contrato.

Al 31 de diciembre de 2001, no existían fondos disponibles de esta línea de crédito.

Con fecha 28 de septiembre de 2001, se firmó una modificación al acuerdo de préstamo existente con Deutsche Bank, incorporando un nuevo Tramo C por US$ 19 millones, que estará disponible hasta el mes de marzo de 2002 y cuyos términos y condiciones son similares a los pactados oportunamente. Será cancelado en el año 2005. Al 31 de diciembre de 2001 los fondos utilizados en esta línea ascienden a US$ 9,1 millones y existen aproximadamente US$ 0,3 millones en equipos y servicios pendientes de recepción.

Las obligaciones asumidas por la Sociedad se encuentran garantizadas mediante la constitución de un derecho real de prenda en primer grado sobre los bienes adquiridos a Lucent Technologies S.A.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA F - PRÉSTAMOS A LARGO PLAZO - Continuación

Acuerdo de Financiación Lucent

El 31 de marzo de 1999 CTI y CTI Norte acordaron con su proveedor Lucent Technologies International Inc. (Lucent) un régimen de financiación ("Lucent Facility") como parte de su estrategia financiera de largo plazo estructurada a través de dos fases: Tramo A: aplicable a la refinanciación de US$ 75 millones de deuda comercial pendiente al 31 de marzo de 1999 y US$ 3,7 millones de gastos relacionados al préstamo; Tramo B: US$ 80 millones aplicados al financiamiento de las compras de Bienes de Capital a realizarse durante los años 1999 y 2000 de equipos de Lucent Technologies International Inc., de los cuales un mínimo de US$ 40 millones había sido destinado a financiar compras destinadas a la construcción de una red digital CDMA y una red inalámbrica inteligente y el resto a financiar otras compras de equipos.

Los Tramos A y B serán amortizados cada uno en una cuota con vencimiento el 29 de marzo de 2002 y el 30 de septiembre de 2003, respectivamente.

Las Compañías Operativas del Interior tienen el derecho de precancelar el préstamo en cualquier momento parcialmente o en su totalidad, sin abonar ninguna penalidad.

Con fecha 15 de septiembre de 2000, se firmó una nueva enmienda a la facilidad otorgada por Lucent a fin de permitir el incremento del monto a financiar a US$ 60 millones. Dicho incremento se instrumentó mediante un nuevo Tramo C cuyo vencimiento será el día 31 de diciembre de 2003. Al 31 de diciembre de 2001 los fondos disponibles en esa línea de crédito han sido utilizados en su totalidad.

Con fecha 10 de julio de 2001, las Compañías Operativas del Interior acordaron con la firma del 2001 Credit Agreement con Lucent Technologies nuevos términos y condiciones de financiamiento para la compra de equipos a través de la incorporación de dos nuevos tramos (D y E). De esta forma, se ha optado por dividir el monto del Tramo C por US$ 60 millones -correspondiente al acuerdo suscripto el 31 de marzo de 1999- en dos tramos (C y el nuevo D) de US$ 36 millones y US$ 24 millones respectivamente. El nuevo Tramo D otorgado a las Compañías bajo el nuevo convenio contempla términos similares a los oportunamente negociados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Expresadas en Pesos (Nota D)

NOTA F - PRÉSTAMOS A LARGO PLAZO - Continuación

El Tramo E es de US$ 34 millones y estará a disposición de las Compañías Operativas del Interior hasta el mes de marzo de 2002. Dicha facilidad será cancelada a través de 8 cuotas semestrales, la última de las cuales tiene vencimiento diciembre de 2004. Al 31 de diciembre de 2001 los fondos disponibles para ser utilizados bajo el nuevo acuerdo ascienden a US$ 27,7 millones.

Las obligaciones del préstamo deben garantizarse mediante las prendas de los equipos adquiridos a Lucent Technologies International Inc. Las registraciones de las mismas para los Tramos A, B y C, se hicieron bajo las disposiciones de la Ley N° 12.962, mientras que para el Tramo D continúa en proceso de registración a la fecha de emisión de los presentes estados contables.

Estos préstamos consideran los mismos requisitos de cumplimiento que el "Senior Interior Finance Facilities".

El total de capital e intereses pagaderos durante el año 2002 correspondientes al "Interior y Lucent Facilities" ascienden a $141,1 millones. Debido al efecto de la devaluación del peso con respecto al dólar y al hecho de que estos préstamos son pagaderos en dólares estadounidenses, conjuntamente con la incertidumbre de la economía Argentina y su impacto en la compañía (Ver Nota 19) existe una incertidumbre significativa respecto de la posibilidad de la compañía de cumplir con los términos de los mencionados acuerdos durante el año 2002.

NOTA G - PRÉSTAMOS DE ACCIONISTAS

Ver Nota 6 a los estados contables básicos.

NOTA H - OBLIGACIONES NEGOCIABLES

Ver Nota 7 a los estados contables básicos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA I - COMPROMISOS Y CONTINGENCIAS

Compromisos

Las Compañías han suscripto algunos contratos con proveedores por la compra de equipos y la instalación de sus redes. Al 31 de diciembre de 2001, se encontraban pendientes de recepción aproximadamente US$ 1 millón que se espera serán recibidos durante el primer trimestre del próximo ejercicio.

Del acuerdo suscripto entre PCS y Compaq Financial Services S.A. descripto en Nota N° 16, al 31 de diciembre se encuentra pendiente de recepción la totalidad del equipamiento objeto del contrato. El mismo tiene la modalidad "llave en mano", previéndose su puesta en funcionamiento para los últimos días del mes de abril del año 2002.

Contingencias

Las Compañías Operativas y CTI Holdings S.A., quedan sujetas a los procedimientos, acciones y contingencias legales que pudieran surgir durante el normal desarrollo de sus actividades comerciales. En opinión de la Gerencia, el resultado final de estas acciones no afectará en forma sustancial la situación patrimonial de las Compañías Operativas ni de CTI Holdings S.A.

La Compañía ha recibido reclamos de distintas Municipalidades del interior del país exigiendo el pago de las tasas correspondientes sobre la base de los servicios prestados en dichas ciudades.

Los reclamos se refieren a la tasa de seguridad e higiene o por ocupación del espacio aéreo, en jurisdicciones en las que la única manifestación de la presencia de CTI son sus antenas.

La Gerencia ha desestimado los reclamos entendiendo que la posición ejercida por las Municipalidades no será sostenible.

Asimismo, cabe mencionar que la ley impulsada por la Federación Argentina de Municipios (FAM) que derogaba el artículo 39 de la Ley de Telecomunicaciones, y que fuera aprobada por el Congreso, ha sido vetada por el Poder Ejecutivo. El artículo mencionado prohíbe a los gobiernos provinciales y municipales el cobro de tasas por ocupación del espacio aéreo, terrestre o subterráneo por el tendido de líneas telefónicas.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA J - GARANTÍAS OTORGADAS

Ver Nota 13 a los estados contables básicos.

NOTA K - RESULTADOS EXTRAORDINARIOS

Ver Nota 14 a los estados contables básicos.

NOTA L - CONCENTRACIÓN DE OPERACIONES Y RIESGO CREDITICIO

Las Compañías Operativas están expuestas a los siguientes riesgos crediticios:

Cuentas a cobrar

El rubro incluye dos tipos de deudores absolutamente diferenciados.

Por un lado las Compañías Operativas prestan servicios a personas físicas, sociedades (comerciales u otras) y organismos gubernamentales y les vende teléfonos y accesorios directamente o a través de agentes independientes. El otorgamiento de crédito se basa en la evaluación de la situación particular de cada perfil de clientes, generalmente sin exigir garantías, promoviéndose el pago a través de débito directo.

El riesgo de incobrabilidad varía para cada cliente, dependiendo entre otros factores de la situación económica de cada uno de ellos. Las Compañías Operativas evalúan el riesgo de incobrabilidad y mantienen previsiones adecuadas para reconocer probables pérdidas por créditos incobrables.

Debido a la naturaleza de la actividad de las Compañías Operativas no existe riesgo de concentración de riesgo crediticio en este sector de deudores ya que se prestan servicios a miles de clientes, ninguno de ellos significativo, que desarrollan una muy amplia gama de actividades en toda la República Argentina.

Por otro lado, el rubro incluye los cargos a las dos prestadoras de servicios de telefonía básica en concepto de "Calling Party Pays" y a servicios prestados por cuenta de otras cuatro compañías de telefonía celular, en concepto de "roaming".

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Expresadas en Pesos (Nota D)

NOTA L - CONCENTRACIÓN DE OPERACIONES Y RIESGO CREDITICIO - Continuación

A la fecha del balance el saldo a cobrar por "Calling Party Pays" ascendía a aproximadamente $ 81,5 millones y el neto a cobrar en concepto de "roaming" ascendía a aproximadamente $ 4,0 millones, representando el 22,7% y el 1,1% respectivamente del total antes de deducirse la previsión por incobrabilidad de cuentas a cobrar a esa fecha.

Se considera que el riesgo crediticio en relación a esas empresas telefónicas es prácticamente inexistente.

Cuentas a cobrar a agentes

Al 31 de diciembre de 2001 la Compañía tiene registrado en concepto de cuentas a cobrar con 289 agentes aproximadamente $ 12,2 millones netos de previsión por incobrabilidad y para bonificación a agentes. La gerencia estima que este activo neto no ofrece un riesgo significativo de recupero.

Impuesto al valor agregado

Los créditos están originados por el impuesto al valor agregado facturados por los proveedores de las Compañías Operativas, o pagados en oportunidad de la importación de equipos. Estos importes podrán ser utilizados para compensar el impuesto al valor agregado a pagar al Gobierno Nacional relacionado con la venta de bienes y servicios.

Este activo no ofrece riesgo crediticio debido a que no tiene prescripción y se estima que se recuperará antes de los próximos dos años.

NOTA M - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO

Se optó a partir del segundo trimestre de 1999 el método denominado de impuesto diferido para la registración del impuesto a las ganancias que consiste en el diferimiento del efecto impositivo de las diferencias temporarias entre la valuación contable y la impositiva de los activos y pasivos, y su posterior imputación a los resultados de los ejercicios en los cuales se produce la reversión de las mismas y asimismo tiene en consideración la posibilidad de aprovechamiento en el futuro de los quebrantos impositivos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA M - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO - Continuación

En el siguiente cuadro se muestra el efecto de la adopción de este criterio en miles de pesos:

Los importes están expuestos en términos de impuestos, es decir aplicando a los conceptos indicados, la tasa de impuesto vigente al cierre de cada ejercicio.

	31/12/01	31/12/00
Activo corriente		
Diferencias Temporarias netas de previsiones	-	20.512
Quebrantos Impositivos	-	15.100
Total	-	35.612
Activo (Pasivo) no corriente		
Quebrantos Impositivos	200.890	164.960
Previsión para futura prescripción de quebrantos impositivos	(200.890	(112.828
Diferencias Temporarias	-	(27.912
Total	-	24.220
Efecto Neto en patrimonio neto		
Activo neto al fin del ejercicio		59.832
Incorporación CTI PCS Holdings S.A.	-	(2.889
Activo neto al inicio del ejercicio	(59.832	(18.088
Efecto en resultados del ejercicio	(59.832	38.855
Efecto en resultados ordinarios	57.559	(43.913
Efecto en resultados extraordinarios - Nota K	(2.273	(5.058

En virtud de los recientes cambios económicos descriptos en la Nota N, la recuperabilidad del activo diferido por impuesto se ha visto comprometida, por lo cual se ha decido cargarlo como pérdida del presente ejercicio.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Expresadas en Pesos (Nota D)

NOTA M - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO - Continuación

Al 31 de diciembre de 2001 las Compañías Operativas y CTI Holdings S.A. tenían pérdidas fiscales acumuladas de aproximadamente $ 551,88 millones, las que podrían ser compensadas con utilidades, si las hubiera, de los próximos años, como se expone seguidamente:

	Ultimo año posible de cómputo
143,07	2002
14,16	2003
21,78	2004
247,42	2005
125,45	2006
551,88	

NOTA N - LEY DE EMERGENCIA PUBLICA Y REFORMA DEL REGIMEN CAMBIARIO

Durante los últimos tres años la economía argentina viene sufriendo una disminución en su nivel de actividad, que se ha agudizado en el curso del año 2001 provocando un deterioro en los mercados locales. Durante el segundo semestre del año se incrementaron considerablemente las tasas de interés requeridas por los inversores en títulos de deuda del Gobierno Argentino, las cotizaciones de dichos títulos disminuyeron significativamente y el sistema financiero observó la reducción del nivel de depósitos y la restricción del acceso al crédito internacional.

Con el propósito de revertir la situación descripta, el Gobierno ha encarado la reestructuración de la deuda pública nacional y provincial mediante la negociación con los tenedores de bonos de un canje voluntario de deuda, que prevé una disminución sustancial en la tasa de interés en función del otorgamiento como garantía de la recaudación impositiva futura. Mientras se desarrolle dicho proceso, el Gobierno ha suspendido los pagos de capital e intereses. En la primera semana de diciembre de 2001 se tomaron medidas adicionales sobre el sistema financiero, limitando la libre disponibilidad de los depósitos bancarios y las transferencias al exterior. Sobre el final del año, la situación imperante provocó importantes cambios políticos en los más altos niveles del Poder Ejecutivo.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA N - LEY DE EMERGENCIA PUBLICA Y REFORMA DEL REGIMEN CAMBIARIO - Continuación

En los primeros días de enero de 2002, se sancionó una Ley en virtud de la cual se ha devaluado el peso argentino en un 29% aproximadamente (nueva equivalencia 1 peso = 0,71 dólar) para las operaciones comerciales, dejándose el resto de las transacciones, esencialmente financieras sujetas a un mercado de libre cotización de divisas.

En cuanto a la Sociedad, las implicancias de las medidas anteriormente enunciadas son variadas:

- Los créditos por ventas pactados en dólares originados en acuerdos anteriores a la promulgación de la ley cuyo vencimiento sea posterior a la misma, están siendo cobrados considerando una paridad $ 1 = US$ 1 durante un lapso de 180 días. La ley establece que los cobros así efectuados tienen el carácter de pagos a cuenta, sin embargo CTI ha decidido computarlos como pagos definitivos. Asimismo, la cobranza de estos créditos podría verse afectada como consecuencia de los factores arriba enunciados, originando desviaciones respecto de los índices estándares de incobrabilidad de la Compañía.

- La recuperabilidad del impuesto diferido activado también se ha visto comprometida. En consecuencia, la Compañía ha tomado la decisión de imputarlo en su totalidad al resultado del ejercicio.

- En cuanto a la recuperabilidad de los bienes de cambio, las compras son efectuadas en dólares y el incremento ha sido trasladado a los precios de los equipos.

- En cuanto a la recuperabilidad de los activos fijos, la incertidumbre respecto al efecto de las medidas económicas no permite a la Compañía evaluar la recuperabilidad de los activos mencionados.

- Respecto de las deudas financieras originadas en préstamos otorgados por bancos del exterior, deberán ser reestructuradas a la luz de la realidad económica y de la necesidad de honrar los compromisos asumidos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA N - LEY DE EMERGENCIA PUBLICA Y REFORMA DEL REGIMEN CAMBIARIO - Continuación

- En cuanto a los saldos con proveedores pactados en dólares originados en acuerdos anteriores a la promulgación de la ley cuyo vencimiento sea posterior a la misma, serán cancelados considerando una paridad $ 1 = US$ 1 durante un lapso de 180 días, durante el cual serán renegociados.

Siguiendo los lineamientos establecidos por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA), la Sociedad ha valuado sus activos y pasivos en moneda extranjera a los tipos de cambio correspondientes a la última fecha en que se produjeron operaciones en moneda extranjera en el país con anterioridad al 31 de diciembre de 2001.

A continuación se detalla el impacto estimado de la devaluación del peso sobre los activos y pasivos al 31 de diciembre de 2001 denominados en moneda extranjera en función de las cotizaciones al 31 de enero de 2002:

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA N - LEY DE EMERGENCIA PUBLICA Y REFORMA DEL REGIMEN CAMBIARIO - Continuación

	Clase y monto de la moneda extranjera		Monto en Pesos 2001	Cambio Proforma	Monto en Pesos 2001 Proforma
ACTIVO					
ACTIVO CORRIENTE					
Caja y bancos	US$	12.492.209	12.492.209	1,40 (A)	17.489.093
Inversiones	US$	101.827	101.827	1,40 (A)	142.558
Cuentas a cobrar (netos de previsión por incobrables)	US$	147.758.945	147.758.945	1,00 (B)	147.758.945
Otros créditos	US$	5.727.972	5.727.972	1,00 (C)	5.727.972
Otros activos	US$	671.635	671.635	1,00 (C)	671.635
ACTIVO NO CORRIENTE					
Otros créditos	US$	352.575	352.575	1,00 (C)	352.575
Otros activos	US$	340.349	340.349	1,00 (C)	340.349
Totales		167.445.512	167.445.512		172.483.126
PASIVO					
PASIVO CORRIENTE					
Proveedores del exterior incluidos en certificación comunicación BCRA 3430 – en dólares estadounidenses	US$	11.857.680	11.857.680	1,40 (D)	16.600.752
Proveedores del exterior incluidos en certificación comunicación BCRA 3430 – en euros	EUR	66.055	66.055	1,22	80.455
Otros proveedores del exterior	US$	1.936.761	1.936.761	2,00 (E)	3.873.522
Préstamos a corto plazo	US$	7.500.000	7.500.000	2,00 (E)	15.000.000
Certificación comunicación 3430 a largo plazo	US$	266.209.833	266.209.833	1,40 (D)	372.693.766
Deudas a largo plazo	US$	742.383.883	742.383.883	2,00 (E)	1.484.767.766
Préstamos de accionistas	US$	25.800.516	25.800.516	2,00 (F)	51.601.032
Certificación comunicación BCRA 3430	US$	13.956.029	13.956.029	1,40 (D)	19.538.441
Sociedad controlante	US$	68.273	68.273	2,00 (E)	136.546
Ingresos diferidos	US$	9.226.772	9.226.772	1,00 (G)	9.226.772
Otros pasivos	US$	9.013.421	9.013.421	1,00 (G)	9.013.421
PASIVO NO CORRIENTE					
Otros proveedores del exterior	US$	505.005	505.005	2,00 (E)	1.010.010
Totales		1.088.524.228	1.088.524.228		1.983.542.483

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA N - LEY DE EMERGENCIA PUBLICA Y REFORMA DEL REGIMEN CAMBIARIO - Continuación

US$: Dólares estadounidenses
EUR: Euros

(A) En virtud de la siguiente normativa Comunicación 3426 del BCRA, Res. 71/2002 y Res. 6/2002, las personas jurídicas que tuviesen saldos en cuentas corrientes en dólares estadounidenses se encontraban en condiciones de convertirlos a "pesos" al tipo de cambio oficial ($1,40). En el caso de no ejercer la opción, sus saldos serían reprogramados de acuerdo al cronograma de devolución de depósitos.

En consecuencia, los saldos bancarios de la Compañía denominados en dólares han sido transferidos a cuentas corrientes creadas a tal efecto al tipo de cambio mencionado anteriormente.

(B) La valuación pro forma de los créditos por ventas denominados en dólares estadounidenses netos de previsión para deudores incobrables se llevó a cabo al tipo de cambio US$ 1 = $ 1 de acuerdo a las estipulaciones contenidas en la Ley de Emergencia Económica N° 25.561.

(C) La Gerencia considera que estos créditos y activos serán cancelados al tipo de cambio US$1 = $ 1.

(D) En lo que respecta a los pasivos con proveedores y Sociedad Controlante en dólares estadounidenses, la Gerencia de la Sociedad considera que serán cancelados al tipo de cambio US$1 = $ 1.40 en virtud de estar incluidos en el total de pasivos por importación de bienes de acuerdo a la Comunicación N° 3430 emitida por el Banco Central de la República Argentina.

(E) Los pasivos con proveedores, y bancos del exterior denominados en dólares estadounidenses, no considerados en el acápite anterior deberán ser cancelados al tipo de cambio de mercado.

(F) Corresponde a préstamos de los accionistas de la Sociedad Controlante que serán cancelados al tipo de cambio de mercado libre.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Expresadas en Pesos (Nota D)

NOTA N - LEY DE EMERGENCIA PUBLICA Y REFORMA DEL REGIMEN CAMBIARIO - Continuación

(G) Los ingresos diferidos y otros pasivos corresponden al monto de ventas facturadas por adelantado. En consecuencia, el tipo de cambio que corresponde computar es US$ 1 = $ 1.

Los efectos de considerar la devaluación del peso en la valuación de los activos y pasivos en moneda extranjera aplicando los tipos de cambio indicados en esta nota sobre el patrimonio neto, el resultado del ejercicio y el capital de trabajo serían los siguientes:

	Considerando los efectos de la devaluación	Sin considerar los efectos de la devaluación
Resultado del ejercicio	($ 1.16[illegible]	($ 272.83[illegible]
Patrimonio Neto	($ 445.95[illegible]	$ 444.02[illegible]
Capital de Trabajo	($ 1.91[illegible]	($ 1.02[illegible]

Otros factores de riesgo relacionados con la situación descripta en esta nota incluyen resultados neto de participación de terceros en sociedades controladas por $ 3.134 (ganancia):

El costo de reposición de bienes de cambio importados se verá incrementado por la devaluación del peso argentino. La Gerencia ha estimado que los bienes de cambio podrán ser realizados a un valor superior al de su valor de libros.

Las nuevas condiciones de mercado, sumadas a la persistencia del cuadro recesivo, un retorno a altos índices de inflación o una hiperinflación, así como los niveles significativos de devaluación del peso, podrían afectar negativamente las operaciones de la Sociedad y su posición financiera.

La información incluida en estos estados contables y demás documentación relacionada, no contiene el impacto potencial que podría derivarse de la situación descripta en esta nota y por lo tanto debe ser analizada considerando tal circunstancia.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

BALANCE GENERAL AL 31 DE DICIEMBRE DE 2001 Y 2000

Expresado en Pesos (Nota 2)

	2001	2000
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 3 a)	1.18	421.10
Créditos fiscales- Nota 3 b)	-	637.03
Otros créditos - Anexo G	6.00	6.00
Total del activo corriente	1.18	1.06
ACTIVO NO CORRIENTE		
Créditos fiscales - Nota 3 c)	1.90	23.11
Bienes de uso - Anexo A	39.06	44.95
Participación en sociedades - Nota 11 y Anexo C	712.85	623.38
Activos intangibles- Anexo B	3.10	4.15
Otros activos - Anexo G	340.34	340.34
Total del activo no corriente	757.27	695.95
TOTAL	758.46	697.01

	2001	2000
PASIVO		
PASIVO CORRIENTE		
Cuentas a pagar - Nota 3 d)	62.8	519.5
Cargas fiscales	145.9	-
Préstamos de los accionistas – Notas 5 y 6 y Anexo G	25.8	-
Deuda financiera – Nota 7 y Anexo G	227.6	-
Compañías relacionadas - Nota 5	9.2	5.7
Total del pasivo corriente	262.8	6.2
PASIVO NO CORRIENTE		
Deuda financiera - Nota 7 y Anexo G	-	203.5
Compañías relacionadas - Nota 5 y Anexo G	51.5	45.5
Otros pasivos – Nota 3 e)	6.0	240.8
Total del pasivo no corriente	51.5	249.3
Total del pasivo	314.4	255.5
PATRIMONIO NETO - Según estado respectivo	444.0	441.4
TOTAL	758.4	697.0

Las notas 1 a 18, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ESTADO DE RESULTADOS

Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000
Expresado en Pesos (Nota 2)

	2001	2000
Resultado participación en resultados ordinarios de sociedades controladas	(216.1	(57.8
Amortizaciones - Anexos A y B	(7.0	(541.6
Resultados financieros y por tenencia		
Generados por activos - Nota 3 f)	-	17.3
Generados por pasivos - Nota 3 f)	(30.1	(21.5
Gastos de administración - Anexo H	(316.2	(288.1
	(253.6	(62.8
Impuesto a las ganancias diferido - Nota 10	(22.9	(43.9
Impuesto a la ganancia mínima presunta	(431.4	(459.0
Pérdida ordinaria del ejercicio	(277.0	(107.2
Resultados extraordinarios - Nota 14	4.2	(5.4
Pérdida del ejercicio	(272.8	(112.7

Las notas 1 a 18, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO
Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000
Expresado en Pesos (Nota 2)

	Aporte de los Accionistas						
Concepto	Capital suscripto	Acciones a emitir	Reserva de emisión	Total	Pérdidas acumuladas	Total del Patrimonio Neto al 31/12/01	Total del Patrimonio Neto al 31/12/00
Saldos al inicio del ejercicio	26.9	-	553.1	580.1	(138.6	441.4	306.2
Aumento de capital en acciones ordinarias con prima de emisión dispuesto por Asamblea de Accionistas del 28 y 29 de abril de 2000 efectivizado el 2 de junio de 2000	-	-	-	-	-	-	117.4
Aumento de capital en acciones ordinarias con prima de emisión dispuesto por Asamblea de Accionistas al 21 de junio de 2000, emitidas el 17 de julio de 2000	-	-	-	-	-	-	87.9
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 21 de junio de 2000 y Directorio del 13 de noviembre de 2000	-	-	-	-	-	-	17.6
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 18 de diciembre de 2000	-	-	-	-	-	-	14.5
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 18 de diciembre de 2000 y Directorio del 25 de enero de 2001	81.3	-	5.8	5.9	-	5.9	-
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 6 de marzo de 2001	275.6	-	19.7	19.9	-	19.9	-
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 29 de mayo de 2001	-	1.4	80.9	82.4	-	82.4	-
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 29 de mayo de 2001 y Directorio del 6 de junio de 2001	-	1.5	88.7	90.3	-	90.3	-
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 29 de mayo de 2001 y Directorio del 6 de junio de 2001, efectivizado el 13 de julio de 2001	-	262.0	14.6	14.9	-	14.9	-
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 29 de mayo de 2001 y Directorio del 10 de julio de 2001	-	710.6	39.6	40.4	-	40.4	-
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 29 de mayo de 2001 y Directorio del 4 de octubre de 2001	-	386.5	21.5	21.9	-	21.9	-
Costo de emisión de acciones	-	-	(500.0	(500.0	-	(500.0	-
Aportes irrevocables	-	-	-	-	-		10.4
Pérdida del ejercicio	-	-	-	-	(272.8	(272.8	(112.7
Saldos al 31 de diciembre de 2001	27.3	4.3	823.7	855.5	(411.5	444.0	
Saldos al 31 de diciembre de 2000	26.9	-	553.1	580.1	(138.6		441.4

Las notas 1 a 18, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

page 56 of 109

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS
Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000
Expresado en Pesos (Nota 3)

	2001	2000
FONDOS NETOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Pérdida ordinaria del ejercicio	(277.05	(107.25
Ajustes para conciliar la pérdida neta con los fondos netos generados por las operaciones		
Gastos (ingresos) que no consumen (generan) fondos		
Participación en resultados ordinarios de sociedades controladas	216.11	57.83
Amortizaciones	7.05	541.66
Impuesto diferido	22.98	43.93
Variaciones de activos y pasivos operativos:		
Cuentas a pagar	(456.64	499.93
Compañías relacionadas	8.92	2.98
Impuestos a pagar	145.94	(751.89
Créditos fiscales	(1.14	(676.64
Otros	24.18	3.26
Fondos netos generados por las operaciones ordinarias	762.10	373.36
Resultado extraordinario del ejercicio	4.22	(5.45
Ajustes para conciliar el resultado extraordinario con los fondos netos generados por las operaciones		
Impuesto diferido	-	(66.91
Participación en la ganancia extraordinaria de las sociedades controladas	(4.22	(118.81
Condonación de prestamos de la sociedad controlante	-	191.19
Fondos netos generados por las operaciones extraordinarias	-	-
Fondos netos generados por las operaciones	762.10	373.36
Aumento neta en caja y equivalentes	762.10	373.36
Caja y equivalentes al comienzo del ejercicio	421.10	47.74
Caja y equivalentes al final del ejercicio	1.18	421.10
INFORMACIÓN COMPLEMENTARIA		
Incorporaciones financiadas de Bienes de Uso no incluidos en los totales anteriores	-	-

Las notas 1 a 18, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES

Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000

Expresadas en Pesos (Nota 2)

NOTA 1 - CONSTITUCIÓN Y OPERACIONES. FACTORES DE RIESGO DE MERCADO

CTI Holdings S.A. fue constituida el 15 de diciembre de 1995 con el objeto de ser una sociedad inversora en otras sociedades constituidas o a constituirse.

A partir de diciembre de 1997 CTI Holdings S.A. es la sociedad controlante de CTI Compañía de Teléfonos del Interior S.A. (CTI) y CTI Norte Compañía de Teléfonos del Interior S.A. (CTI Norte) (en conjunto con la anterior Compañías Operativas del Interior).

A partir del 21 de junio de 2000 CTI Holdings S.A. fue la sociedad controlante de CTI PCS Holdings S.A. (CTI PCS Holdings), sociedad a su vez controlante de CTI PCS S.A. (CTI PCS). Con motivo de la liquidación anticipada de CTI PCS Holdings, el día 30 de marzo de 2001 los accionistas de esta sociedad transfirieron sus tenencias accionarias en CTI PCS a CTI Holdings, por lo que ésta se ha convertido en su controlante.

El 30 de marzo de 2001, Verizon International Holdings Ltd., accionista mayoritario de CTI Holdings S.A., aportó a esta sociedad sus tenencias accionarias en Compañía de Telecomunicaciones Integrales S.A. (CT Integrales) equivalente al 94% de su capital, las que sumadas al 5% que ya le pertenecían a la Sociedad, la hacen propietaria del 99% de las acciones de CT Integrales.

De esta forma, CT Integrales en conjunto con CTI, CTI Norte y CTI PCS conforman las denominadas Compañías Operativas.

CTI, CTI Norte y CTI PCS operan por separado tres redes de servicios de telecomunicaciones celulares en todas las provincias de la República Argentina y en la Ciudad de Buenos Aires. Las redes cubren un área con una población estimada de aproximadamente 34,5 millones de habitantes, aproximadamente 11 millones en el norte del país (operado por CTI Norte) y 10 millones en el sur del país (operado por CTI) y 13,5 millones en el Área Múltiple Buenos Aires y su extensión Área II (operada por CTI PCS).

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 1 - CONSTITUCIÓN Y OPERACIONES. FACTORES DE RIESGO DE MERCADO - Continuación

Las Compañías Operativas del Interior resultaron a principios de 1994, adjudicatarias del Concurso Público CNT 1/93 para la prestación del Servicio de Telefonía Móvil en el interior del país (Áreas de Explotación I y III). Adicionalmente, estas sociedades desde el año 2000 operan en el sistema PCS en el interior del país (frecuencia CC' - 1.900 Mhz).

CTI PCS resultó adjudicataria de la licencia para la prestación del servicio de comunicaciones personales (PCS) en el Área Múltiple Buenos Aires (AMBA) y su extensión Área II utilizando la Banda AA', en la frecuencia 1.900 Mhz. y comenzó a brindar servicios a sus clientes a partir del mes de mayo del año 2000.

CT Integrales presta los servicios de telefonía fija local y de larga distancia, provisión de enlaces para prestación del servicio de telefonía, provisión de enlaces punto a punto internacionales arrendados para telefonía, transmisión de datos y/o servicios de valor agregado en los términos de la licencia otorgada en 1999. Esta sociedad comenzó sus operaciones comerciales en el mes de octubre de 2000.

A partir de la segunda mitad del año 1998 el país estuvo afectado por diversos factores internos y externos (caída del precio de las materias primas, mayor aversión al riesgo de los países emergentes y la devaluación brasileña entre otros) cuyos efectos fueron la recesión económica y la disminución del crédito internacional.

Durante el presente ejercicio el Producto Bruto Interno (PBI) cayo el 3,9%, se acentuó la presión deflacionaria, el deterioro fiscal y la falta de crédito internacional. A esta ausencia de financiamiento externo se sumó la desconfianza interna provocando una reducción en los préstamos del sector privado.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 1 - CONSTITUCIÓN Y OPERACIONES. FACTORES DE RIESGO DE MERCADO - Continuación

La prolongada recesión económica, la inestabilidad política y las crecientes tensiones sociales provocaron importantes cambios políticos en los más altos niveles del Poder Ejecutivo. El nuevo gobierno que inauguró el año 2002, dispuso con la emisión de la Ley de Emergencia Pública y de Reforma del Régimen Cambiario N° 25.561, la salida del régimen de convertibilidad (que fijó la paridad peso – dólar 1 a 1 durante más de 10 años) mediante una devaluación del peso argentino del 29% en el tipo de cambio oficial, la reestructuración de deudas, la restricción en la transferencia de fondos al exterior destinados a cancelar obligaciones financieras, la pesificación de las tarifas públicas y la pesificación a $ 1 = US$ 1 para prestaciones dinerarias originadas en contratos celebrados entre particulares pactados en dólares. Esta relación $ 1 = US$ 1 se mantendrá durante 180 días y las obligaciones canceladas serán consideradas como pagos a cuenta hasta su renegociación entre las partes, procurando compartir de modo equitativo los efectos de la modificación de la relación de cambio.

Los efectos de las nuevas medidas económicas dispuestas por ley N° 25.561 el 6 de enero de 2002, han sido explicitados en Nota 16. Los estados contables no contienen los efectos de la devaluación ocurrida en enero de 2002, ni el impacto potencial que podría derivarse de la situación descripta y por lo tanto deben ser analizados considerando tal circunstancia.

NOTA 2 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los estados contables no han sido ajustados para expresarlos en moneda constante, tal como lo admiten las normas profesionales cuando la variación del Índice de Precios Mayoristas Nivel General en un ejercicio no supera al 8% (la variación fue del 1,19% en 1999, del 2,71% en 2000 y 5,4% -negativo- en 2001).

En diciembre de 2000 fueron aprobadas las Resoluciones Técnicas N° 16, 17, 18 y 19 por la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) que establecen nuevas normas generales y particulares de valuación y exposición, las que fueron aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) entre octubre y noviembre de 2001. Las nuevas normas serán de aplicación obligatoria para la Sociedad a partir del ejercicio que se inicia el 1° de enero de 2003.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA 2 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

La Dirección de la sociedad se encuentra estudiando el impacto que las nuevas normas tendrán sobre la situación patrimonial y los resultados de sus operaciones.

Estas nuevas resoluciones técnicas (RT) se enmarcan en el proyecto de armonización de las normas contables profesionales vigentes en la República Argentina con las Normas Internacionales de Contabilidad ("NIC") propuestas por el "International Accounting Standard Committee".

La Dirección de la Compañía se encuentra estudiando el impacto que las nuevas normas tendrán sobre la situación patrimonial y los resultados de sus operaciones. Sin embargo, un análisis preliminar permite estimar que el mismo no será significativo.

Uso de estimaciones

La elaboración de los estados contables de acuerdo con las normas contables contempla el uso de estimaciones y premisas que afectan los estados contables. Los resultados finales podrán variar de dichas estimaciones.

Políticas contables y métodos de valuación

Las principales políticas contables y métodos de valuación son los siguientes:

- Fondos en Caja y Bancos, Créditos y Pasivos que corresponden a operaciones liquidables en pesos.

  Se expresan a su valor nominal, incorporando o deduciendo cuando corresponda, los intereses devengados a la fecha del balance.

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 2 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Fondos en Caja y Bancos, Créditos y Pasivos que correspondan a operaciones liquidables en moneda extranjera

  Se valúan aplicando los tipos de cambio vigentes a la fecha del balance para la liquidación de estas operaciones, incorporando o deduciendo cuando corresponda los intereses devengados hasta esa fecha.

  En función de los lineamientos establecidos por el CPCECABA, los activos y pasivos en moneda extranjera al 31 de diciembre de 2001 han sido valuados al tipo de cambio vigente a la última fecha en que se produjeron operaciones en moneda extranjera en el país. En el caso del dólar estadounidense, el tipo de cambio a aplicar es US$ 1 = $ 1, teniendo en cuenta que además se encontraba vigente la Ley N° 23.928 (convertibilidad). Por lo tanto, la Sociedad ha valuado sus activos y pasivos en moneda extranjera a los tipos de cambio correspondientes a la última fecha en que se produjeron operaciones en moneda extranjera en el país con anterioridad al 31 de diciembre de 2001 (ver Nota 16).

- Inversiones en sociedades controladas

  Se valúan a valor patrimonial proporcional en base a estados contables a la misma fecha.

- Activos intangibles

  Gastos para obtención de préstamos: Se difieren y se amortizan durante el plazo de la deuda correspondiente.

  Desarrollo de sistemas: Los montos corresponden a gastos incurridos con motivo de sistemas administrativos y se amortizan utilizando el método de la línea recta en 8 años, a partir de la puesta en marcha de los mismos.

  A la fecha de emisión de los presentes estados contables, la Gerencia de la Compañía se encuentra en proceso de evaluación de la recuperabilidad de sus activos de larga duración, considerando el impacto de los cambios en el entorno macroeconómico descriptos en Nota 16.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 2 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Bienes de Uso

  Corresponde a la adquisición de equipamiento, software y demás componentes tangibles e intangibles del Sistema de Facturación en Línea para Telefonía Celular denominado Stealth. Dicho sistema ha sido valuado a su costo de adquisición. (Ver Nota 16).

  La amortización se calcula utilizando el método de línea recta sobre la vida útil estimada para el mencionado sistema a partir de su fecha de incorporación.

  A la fecha de emisión de los presentes estados contables, la Gerencia de la Compañía se encuentra en proceso de evaluación de la recuperabilidad de sus activos de larga duración, considerando el impacto de los cambios en el entorno macroeconómico descriptos en Nota 16.

- Impuesto a las ganancias

  La registración contable del impuesto a las ganancias se efectúa empleando el método denominado de impuesto diferido.

- Impuesto a la ganancia mínima presunta

  El impuesto a la ganancia mínima presunta se registra como un gasto en la medida que se estima que no podrá ser computado a cuenta del impuesto a las ganancias de los próximos ejercicios.

- Cuentas del Patrimonio Neto

  Se expresan a su valor nominal

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 3 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS DE LOS ESTADOS CONTABLES NO EXPUESTOS EN OTRAS NOTAS O EN ANEXOS

	31 de diciembre de	
	2001	2000
ACTIVO CORRIENTE		
a) Caja y bancos		
Caja en pesos	10	10
Banco en pesos	4.9	172.3
Banco en moneda extranjera - Anexo G	1.1	248.7
	1.1	421.1
b) Créditos fiscales		
Impuesto a las ganancias diferido	-	637.0
	-	637.0
ACTIVO NO CORRIENTE		
c) Créditos fiscales		
Impuesto a las ganancias diferido	-	22.9
Impuesto al valor agregado y otros	1.9	129.7
	1.9	23.1
PASIVO CORRIENTE		
d) Cuentas a pagar		
Proveedores en pesos	41.8	278.6
Proveedores en moneda extranjera - Anexo G	21.0	240.8
	62.8	519.5

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA 3 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS DE LOS ESTADOS CONTABLES NO EXPUESTOS EN OTRAS NOTAS O EN ANEXOS

	31 de diciembre de 2001	31 de diciembre de 2000
PASIVO NO CORRIENTE		
e) Otros pasivos		
Participación en Compañía de Telecomunicaciones Integrales S.A.	-	234.8
Depósito en garantía Directores	6.0	6.0
	6.0	240.8
ESTADO DE RESULTADOS		
f) Resultados financieros		
Generados por activos:		
Intereses por préstamos a compañías controladas	-	17.3
	-	17.3
Generados por pasivos - Anexo H	(30.1	(21.5

NOTA 4 - CRÉDITOS Y DEUDAS. VENCIMIENTOS Y TASAS

Activo	Créditos fiscales	Otros Créditos	Otros activos	Total
Sin plazo	-	6.00	-	6.00
Plazo a vencer				
Año 2	1.90	-	340.34	2.24
Total al 31/12/01	1.90	6.00	340.34	2.25

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 4 - CRÉDITOS Y DEUDAS. VENCIMIENTOS Y TASAS - Continuación

Pasivo	Cuentas a pagar	Compañías relacionadas	Cargas fiscales	Otros pasivos	Deuda financiera	Préstamos de los accionistas	Total
Sin plazo		9				-	9
Plazo vencido	6					-	61
Plazo a vencer							
Primer trimestre			-		22	-	227
Segundo trimestre			1			-	13
Tercer trimestre						25	2
Año 2		5				-	51
Año 5 y siguientes						-	
Total al 31/12/01	6	6	1		22	2	314

Los saldos que devengan interés son los préstamos de Compañías relacionadas y la Deuda financiera - Ver detalles en Notas 5 y 6.

NOTA 5 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS

A continuación se exponen las transacciones realizadas durante los ejercicios 2001 y 2000 con las compañías controladas y relacionadas y la sociedad controlante, así como los saldos a la fecha de balance.

	2001						
	Transacciones					*Saldos deudores (acreedores)*	
	Costos compartidos y transferencias (2)	Capital de préstamos	Intereses (perdidos) ganados	Préstamos cedidos	Capitalización de préstamos	Cuentas a cobrar (pagar)	Préstamos e intereses
Verizon International Holdings Ltd. (1)	-	(25.	(10	(158.	-	-	(2
CTI Compañía de Teléfonos del Interior S.A.	(4.	-	(2.658.512	30.	(30.4	(32.	
CTI Norte Compañía de Teléfonos del Interior S.A.	(4.	-	(	-	-	(28.	
CTI PCS S.A.	(506.	-		128.	(128.0	(599.	
TOTALES	(9.	(25.	(	-	(158.5	(60.	(2

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 5 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS - Continuación

	2000				
	Transacciones				Saldos deudores (acreedores)
	Costos compartidos (2)	Compra de bien de uso	Intereses (perdidos) ganados	Condonación de deuda	Cuentas a cobrar (pagar)
CTI Compañía de Teléfonos del Interior S.A.	(3.	(22.	8	(95.5	(27
CTI Norte Compañía de Teléfonos del Interior S.A.	-	(22.	8	(95.5	(23
CTI PCS S.A.	(93.	-	-	-	(93
TOTALES	(3.	(45.	17	(191.1	(51

(1) *Incluye Verizon Communications International, Inc. (accionista de la Sociedad Controlante), y sus compañías antecesoras.*
(2) Incluye adelantos, pagos por cuenta y orden y prestaciones de servicios.

Los préstamos a sociedades controladas correspondían a Obligaciones Negociables emitidas por CTI y CTI Norte por un valor nominal de US$ 143,7 millones, bajo un contrato entre dichas compañías y CTI Holdings S.A., por un monto de hasta US$ 145 millones, del 16 de enero de 1998, con una tasa de interés del 7,5% anual. El 3 de abril de 1998 se modificó dicho contrato estableciendo una tasa de interés del 11,875% anual y fijando como plazo de vencimiento el 14 de abril de 2008, con pagos de intereses semestrales y consecutivos a partir del 14 de octubre de 2003. Las Obligaciones Negociables emitidas por CTI y CTI Norte estaban subordinadas a las obligaciones vigentes bajo los acuerdos de financiación a largo plazo de estas dos compañías.

Con fecha 29 de diciembre de 2000 se firmó un acuerdo mediante el cual CTI Holdings S.A. condonó la deuda que tenían a su favor con las Compañías Operativas del Interior por un monto total de $ 191,15 millones. Este préstamo había sido otorgado por CTI Holdings S.A. a las Compañías Operativas del Interior con los fondos obtenidos de la emisión de Obligaciones Negociables descriptas en Nota 5. Dicho efecto fue registrado en los estados contables al 31 de diciembre de 2000 como una pérdida extraordinaria neta de su efecto impositivo.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 5 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS - Continuación

Con fecha 29 de diciembre de 2000 se firmó un acuerdo por el que CTI y CTI Norte le vendieron a CTI Holdings la totalidad del equipamiento, software y demás componentes tangibles e intangibles del Sistema de Facturación en Línea para Telefonía Celular denominado Stealth. El monto de la operación fue de US$ 45,5 millones, los cuales serán abonados a CTI y CTI Norte en un plazo de 30 meses. Como garantía de la operación CTI Holdings le entregó a CTI y CTI Norte un pagaré con vencimiento 30 de junio de 2003 por un monto equivalente a la suma total de la operación más sus intereses acordados a una tasa del 11,5% anual.

El 5 de febrero de 2001 las Compañías Operativas firmaron un acuerdo de préstamo (Series 2001 Note Purchase Agreement) enmendado el 10 de julio de 2001, por el cual se dispuso la emisión de Obligaciones suscriptas por Verizon International Holdings Ltd. hasta el 31 de julio de 2001 por hasta el monto máximo, en conjunto, de US$ 250 millones en concepto de capital.

El vencimiento de estas obligaciones se fijó el 6 de agosto de 2001, y el interés a devengar del 12% anual. El destino de los fondos provenientes de este préstamo se circunscribió a: (a) requerimientos de capital de trabajo de las Compañías Operativas, incluyendo operaciones y con respecto a inversiones de bienes de uso, (b) pago de licencia de CTI PCS con vencimiento en junio de 2001 por US$ 90 millones y la licencia de las Compañías Operativas del Interior con vencimiento en julio de 2001, (c) reembolso a los garantes de las licencias mencionadas, y (d) pago de capital, intereses y honorarios a cualquier acreedor financiero de las Compañías Operativas del Interior y CTI PCS.

En el marco de este acuerdo, durante el ejercicio finalizado el 31 de diciembre de 2001, Verizon suscribió y cedió simultáneamente a CTI Holdings S.A. Notes Serie 2001 por un total de US$ 142,0 millones, que fueron recepcionados por la Sociedad como un aumento de capital. De estos fondos recibidos por CTI Holdings S.A., $ 13,9 millones han sido destinados a incrementar el capital social de CTI y $ 128,1 millones como aporte irrevocable en CTI PCS.

Asimismo se recibieron fondos por $ 107,0 millones que fueron directamente destinados como aportes irrevocables de CTI Holdings en CTI por $ 43,5 millones, en CTIN por $ 53,5 y en CT Integrales por $ 10 millones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA 5 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS - Continuación

Adicionalmente, en el marco del acuerdo mencionado anteriormente, con fecha 30 de marzo de 2001 Verizon International Holdings Ltd. aportó a CTI Holdings S.A. el 94% de las acciones de CT Integrales con un valor de ingreso asignado de $ 995.524.

El total de fondos aportados en Notes por $ 142,0 millones, en acciones de CT Integrales por $995.524 y en efectivo por $ 107,0 millones totalizan el monto del acuerdo entre las Compañías y el Accionista por $ 250 millones.

Adicionalmente, con fecha 21 de marzo de 2001, y fuera del marco del acuerdo por $ 250 millones mencionado en párrafos anteriores, Verizon suscribió y cedió a CTI Holdings un Note Serie 2001 por un total de $ 16,5 millones, que fuera recibido por esta última en concepto de aumento de capital y destinado a CTI con el mismo propósito. Este note sumado a los $ 142,0 millones emitidos con motivo del Series 2001 Note Purchase Agreement totalizan $ 158,5 millones suscriptos y cedidos durante el ejercicio.

Con fecha 4 de octubre de 2001 el Directorio aprobó la introducción de cambios al Acuerdo de Colaboración Empresaria vigente, respecto a los criterios de distribución de gastos entre las Compañías e incorporando a CT Integrales al acuerdo con efecto retroactivo al 1 de enero de 2001.

Con fecha 21 de diciembre de 2001, CT Integrales canceló deuda con CTI y CTI Norte por $ 25,7 millones.

NOTA 6 - PRÉSTAMOS DE LOS ACCIONISTAS

El 21 de diciembre de 2001, CTI Holdings suscribió un acuerdo de préstamo denominado "2001 Note Purchase Agreement" con el accionista Verizon por un monto total de US$ 25,7 millones sujeto a una tasa de interés del 20% anual y cuyo vencimiento operará el 1° de julio de 2002. En caso de no cancelarse a esta fecha, la tasa de interés se acordará semestralmente entre los accionistas y la Sociedad. De no producirse un acuerdo, la tasa será fijada según un punto de referencia y se le adicionará un 5%, pero en ningún caso podrá ser inferior al 15% ni superior al 25%.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA 7 - PROGRAMA DE OBLIGACIONES NEGOCIABLES

Por Asamblea Ordinaria y Extraordinaria de Accionistas del 27 de noviembre de 1997 se dispuso el ingreso de CTI Holdings S.A. al régimen de oferta pública de Obligaciones Negociables, el que fue autorizado por Resolución N° 12.188 de la Comisión Nacional de Valores, con fecha 26 de marzo de 1998.

La misma Asamblea dispuso la creación de un Programa de Obligaciones Negociables bajo el Régimen de Oferta Pública y/o Privada, en dólares estadounidenses, subordinada a otras deudas, por un monto máximo de hasta US$ 800 millones en uno o más tramos, delegando en el Directorio las restantes condiciones de emisión de cada clase y/o serie de Obligaciones Negociables.

El 9 de abril de 1998 CTI Holdings S.A. emitió Obligaciones Negociables con cupón Diferido al 11,5% anual con vencimiento el 15 de abril de 2008. El precio de emisión fue de US$ 570,67 por cada US$ 1.000 de valor nominal al vencimiento, generando un producido de US$ 150 millones. Del precio de emisión resulta una tasa efectiva anual del 11,5% capitalizable semestralmente. Los intereses son pagaderos semestralmente por períodos vencidos cada 15 de octubre y cada 15 de abril, comenzando el 15 de octubre de 2003. No obstante, en cualquier momento, entre el 15 de abril de 2001 y el 15 de octubre de 2002, CTI Holdings S.A. podrá optar por comenzar, en lo sucesivo, a pagar intereses en efectivo. En ese momento el valor al vencimiento de las Obligaciones Negociables será ajustado en función de las condiciones de emisión.

CTI Holdings S.A. podrá optar por rescatar total o parcialmente las Obligaciones Negociables, dadas ciertas circunstancias y a determinados valores que se detallan en las condiciones de emisión.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 7 - PROGRAMA DE OBLIGACIONES NEGOCIABLES - Continuación

En caso de producirse un cambio de control de CTI Holdings S.A., ésta debe efectuar una oferta para la compra de la totalidad de las Obligaciones Negociables al 101% del Valor Asignado, tal como se define en las condiciones de emisión, más intereses devengados impagos. Asimismo, si se produce la venta de ciertos activos por determinados importes, CTI Holdings S.A. debe ofrecer la compra de cierta cantidad de Obligaciones Negociables al 100% del Valor Asignado más intereses devengados impagos.

Ciertas obligaciones comprendidas en las condiciones de emisión incluyen, entre otras, limitaciones en relación a las siguientes cuestiones referidas a CTI Holdings S.A., CTI y CTI Norte: endeudamiento adicional; inversiones, préstamos y adelantos; rescate de capital, devolución de préstamos y otros gravámenes; operaciones de venta con inmediato alquiler del bien vendido; restricciones para el pago de dividendos y otros pagos; disposición del producido de la venta de activos; operaciones con sociedades vinculadas; limitación sobre fusiones y otras operaciones.

Las condiciones de emisión de las Obligaciones Negociables detallan como causales de incumplimiento: falta de pago de capital o interés de las Obligaciones Negociables a su vencimiento; quiebra o cesación de pagos; no cumplimiento de alguna de las limitaciones o condiciones establecidas en las condiciones de emisión; falta de pago de deudas por US$ 10 millones o más, u otra circunstancia que provoque que sus deudas se vuelvan exigibles; sanciones de US$ 10 millones o más no resueltas en sesenta días; revocación, retiro o modificación sustancial adversa de la concesión otorgada a CTI y CTI Norte como consecuencia del incumplimiento de las obligaciones en virtud de la concesión.

En caso de producirse una causal de incumplimiento, luego de cumplidos ciertos requisitos, se podrá declarar vencido e inmediatamente exigible el valor de colocación más los descuentos e intereses devengados e impagos, si los hubiera, correspondiente a las Obligaciones Negociables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 8 - CAPITAL SOCIAL

Se detalla a continuación la evolución del capital social, desde la fecha de constitución de CTI Holdings S.A. hasta la fecha del balance:

	Valor nominal	Asamblea de Accionistas/ Directorio		Inscripción en el Registro Público de Comercio
Aporte inicial	20.00(	15/12/1995		02/07/1996
Aumento de capital	101.20(	18/06/1997		11/11/1998
Absorción de pérdidas acumuladas	(96.82	01/04/1998		11/11/1998
Aumento de capital acciones ordinarias	3.30	01/04/1998		11/11/1998
Aumento de capital acciones preferidas	251.00(	01/04/1998		11/11/1998
Aumento de capital acciones ordinarias	299.32	22/12/1998	(*)	23/07/1999
Aumento de capital acciones ordinarias	13.73	10/02/1999		23/07/1999
Conversión de acciones preferidas	(251.00(	28/04/2001		20/06/2000
Emisión de acciones ordinarias	10.91	28/04/2001		20/06/2000
Aumento de capital acciones ordinarias	3.44	28/04/2001		20/06/2000
Aumento de capital acciones ordinarias	1.21	21/06/2000	(**)	19/10/2000
Aumento de capital en acciones ordinarias	386.04	21/06/2000		19/04/2001
Aumento de capital en acciones ordinarias	199.91	18/12/2000		15/05/2001
Capital al 31/12/00	26.99			
Aumento de capital acciones ordinarias	81.34	25/01/2001	(***)	03/07/2001
Aumento de capital acciones ordinarias	275.67	06/03/2001		03/07/2001
Aumento de capital acciones ordinarias	1.44	29/05/2001		18/12/2001
Aumento de capital acciones ordinarias	1.58	06/06/2001	(***)	18/12/2001
Aumento de capital acciones ordinarias	262.09	06/06/2001	(***)	En trámite
Aumento de capital acciones ordinarias	710.64	10/07/2001	(***)	En trámite
Aumento de capital acciones ordinarias	386.57	04/10/2001	(***)	En trámite
Capital al 31/12/01	31.75			

(*) Fecha de aprobación por el Directorio, ratificada por Asamblea General Ordinaria y Extraordinaria del 10 de febrero de 1999.
(**) Emitidas el 7 de julio de 2000.
(***) Aprobados por Directorio, en función de las facultades delegadas por Asamblea de Accionistas.

a) Conversión de Obligaciones Series A y C

Durante 1995, 1997 y 1998 los accionistas habían otorgado préstamos en forma conjunta a CTI y CTI Norte en el marco del denominado "Note Purchase Agreement" (Acuerdo para la suscripción de obligaciones), por los que suscribieron Obligaciones A, B y C convertibles en acciones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 8 - CAPITAL SOCIAL - Continuación

El 17 de noviembre de 1997 se firmó el "Ammendment to Note Purchase Agreement and Further Agreement" (Modificación del Acuerdo de 1997 para la suscripción de obligaciones y Acuerdo adicional) por el cual se establece que cada vez que se convirtiesen Obligaciones en acciones ordinarias o preferidas de CTI o CTI Norte, las mismas se cambiarán por acciones de CTI Holdings S.A. A su vez CTI Holdings S.A. se comprometió a emitir acciones en los importes requeridos para satisfacer tal canje.

En cumplimiento de estos compromisos se emitieron en 1998 y 1999 las siguientes acciones de CTI Holdings S.A. en canje de acciones de CTI y CTI Norte, en las fechas que en cada caso se indica:

	Acciones	Capital	Prima de emisión
1° de abril de 1998:	Ordinarias	3.304.348	611.733
	Preferidas	251.000	-
31 de diciembre de 1998:	Ordinarias	299.322	6.585.103
10 de febrero de 1999:	Ordinarias	13.738.390	302.244.550
		17.593.060	309.441.386

A la fecha de cierre de ejercicio finalizado el 31 de diciembre de 2000 se habían convertido la totalidad de las Obligaciones mencionadas.

b) Acciones preferidas

Las Asambleas Ordinarias y Extraordinarias del 1° de abril de 1998 de CTI y CTI Norte resolvieron emitir acciones preferidas por un valor nominal, en conjunto, de $ 251.000 que se integraron con Obligaciones C por igual valor.

La citada Asamblea del 1° de abril de 1998 de CTI Holdings S.A. emitió acciones preferidas nominativas no endosables por un valor nominal de $ 251.000 que se integró mediante las acciones preferidas de CTI y CTI Norte referidas en el párrafo anterior.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 8 - CAPITAL SOCIAL - Continuación

Las acciones preferidas de CTI Holdings S.A. daban derecho a un dividendo del 5% anual acumulativo calculado sobre el valor nominal de las acciones. Las mismas podían ser convertidas, a opción de sus titulares, en acciones ordinarias al valor nominal vigente de las acciones ordinarias o a $ 23 por acción, lo que fuere mayor. Los poseedores de dichas acciones preferidas ejercieron la opción y en abril de 2000 las mismas fueron convertidas en 10.913 acciones ordinarias, constituyéndose por la diferencia en los valores nominales una reserva de emisión de $ 240.087.

c) Incorporación de CTI PCS Holdings S.A.

La Asamblea Ordinaria y Extraordinaria de Accionistas de la Compañía de fecha 28 de abril de 2000 y continuada el 29 de abril de 2000 dispuso comprar 1.254.239 acciones de CTI PCS Holdings S.A. mediante la emisión y entrega de 3.446.779 acciones ordinarias de V/N $ 1 de CTI Holdings S.A., a cuyo efecto se procedió a aumentar en ese importe el capital. Por la diferencia entre el valor nominal de las acciones de CTI Holdings S.A. y el Valor Patrimonial Proporcional al 31 de marzo de 1999 correspondiente a las acciones de CTI PCS Holdings S.A. -$ 117.478.397-, se constituyó una reserva de emisión de $ 114.031.618. Las acciones fueron emitidas el 21 de junio de 2000.

d) Aumentos de capital del ejercicio 2000

La Asamblea Extraordinaria de fecha 21 de junio de 2000, dispuso un aumento de capital, mediante la emisión de 1.212.050 acciones ordinarias de valor nominal $ 1 a un valor de $ 72,53 cada una y constituyendo una reserva de emisión de $ 86,7 millones. Dichas acciones fueron emitidas el 7 de julio de 2000.

Con fecha 13 de noviembre de 2000 el Directorio de la Sociedad según autorización delegada por los accionistas de la Sociedad con fecha 21 de junio de 2000 decidió la emisión de 386.047 acciones ordinarias, nominativas de valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 72,53 cada una, constituyéndose una prima de emisión de $ 27,6 millones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA 8 - CAPITAL SOCIAL - Continuación

La Asamblea de fecha 18 de diciembre de 2000, dispuso un aumento de capital la emisión de 199.917 acciones ordinarias, nominativas de valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 72,53 cada una, constituyéndose una prima de emisión de $ 14,3 millones.

e) Aumentos de capital del ejercicio 2001

Con fecha 25 de enero de 2001 el Directorio de la Sociedad según autorización delegada por la Asamblea de Accionistas del 18 de diciembre de 2000 decidió incrementar el capital en $ 5,9 millones mediante la emisión de 81.345 acciones ordinarias, nominativas, no endosables valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 72,53 cada una, constituyéndose por la diferencia una prima de emisión de $ 5,8 millones. Este importe recibido fue destinado a CTI PCS en concepto de aporte irrevocable a cuenta de futuros aumentos de capital.

Las Asambleas de Accionistas del 6 de marzo y 15 de marzo de 2001 aprobaron la emisión de 275.679 acciones ordinarias, nominativas no endosables de valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 72,53 cada una, constituyéndose por la diferencia una prima de emisión de $ 19,7 millones. La integración del aumento correspondiente al accionista Verizon por $ 16,5 millones fue efectuado con créditos a favor de CTI y CTI Norte (Notes Serie 2001) cedidos a la Sociedad el 21 de marzo de 2001. El aporte recibido fue destinado a incrementar el capital de CTI por un total de $ 16,5 millones. El saldo por $ 3,5 millones fue integrado en efectivo por los accionistas y fue destinado a CTI PCS como aporte irrevocable a cuenta de futuros aumentos de capital.

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 8 - CAPITAL SOCIAL - Continuación

La Asamblea de Accionistas del 29 de mayo de 2001 aprobó un aumento de capital de $ 250 millones que podrá ser ingresado hasta el 31 de diciembre de 2001, delegando en el Directorio la época, forma y condiciones de emisión y autorizó un aumento de capital de $ 82,4 millones, de los cuales el accionista Verizon ha integrado $ 27,9 millones mediante la cesión de dos Notes Series 2001 emitidos por las Compañías Operativas ($ 13,9 millones por CTI y CTI Norte y $ 14 millones por CTI PCS), $ 1 millón mediante el aporte de las acciones de CT Integrales y $ 53,5 millones en efectivo. El incremento de capital mencionado se instrumentó a través de la emisión de 1.449.816 acciones ordinarias, nominativas, no endosables de valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 56,85 cada una, constituyéndose una prima de emisión de $ 81 millones. A la fecha de emisión de los estados contables, las acciones se encuentran pendientes de emisión.

De estos fondos integrados, $ 14 millones y $ 10 millones han sido destinados a título de aportes irrevocables a CTI PCS y CT Integrales respectivamente, y $ 57,4 millones a incrementar el capital social de CTI.

El Directorio de la Sociedad, en su reunión del día 6 de junio de 2001, según autorización delegada por la Asamblea del 29 de mayo de 2001, aprobó un aumento de capital por $ 90,3 millones, cuya integración fue efectuada por el accionista Verizon e instrumentada mediante la cesión de una Note Serie 2001 emitida por CTI PCS y cedida a CTI Holdings S.A. Las acciones a emitirse totalizan 1.588.391 (ordinarias, nominativas, no endosables de valor nominal $ 1 y a un valor de $ 56,85 cada una), constituyéndose una prima de emisión por $ 88,7 millones. El importe recibido ha sido destinado a CTI PCS, a título de aporte irrevocable a cuenta de futuros aumentos de capital.

Asimismo, la misma reunión de Directorio aprobó un aumento de capital integrado en efectivo el 13 de julio de 2001 por $ 14,9 millones, por el cual deberán emitirse 262.093 acciones ordinarias, nominativas, no endosables, de valor nominal $ 1 y a un valor de $ 56,85 cada una con una prima de emisión de $ 14,6 millones. El importe recibido ha sido destinado a CTI Norte, a título de aporte irrevocable a cuenta de futuros aumentos de capital.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 8 - CAPITAL SOCIAL - Continuación

El saldo de la reserva de emisión constituida con motivo de los aumentos mencionados anteriormente ha sido expuesto neto de los gastos incurridos en la emisión de acciones.

Con fecha 10 de julio de 2001 el Directorio aprobó un aumento de capital de $ 40,4 millones en virtud de autorización delegada por la Asamblea de Accionistas del día 29 de mayo de 2001. El incremento fue instrumentado a través de la emisión de 710.642 acciones ordinarias, nominativas, no endosables de valor nominal $ 1 por acción, emitidas a un valor de $ 56,85, cada una, constituyéndose una prima de emisión de $ 39.689.358. De los fondos recibidos $ 23,8 millones han sido destinados a CTI PCS y $ 16,6 millones a CTI Norte, ambos en concepto de aportes irrevocables a cuenta de futuros aumentos de capital.

La reunión de Directorio celebrada el 4 de octubre de 2001, autorizó un aumento de capital por $ 22 millones aproximadamente, de acuerdo con lo estipulado en la Asamblea de Accionistas del día 29 de mayo de 2001. El incremento originará la emisión de 386.579 acciones ordinarias, nominativas, no endosables de valor nominal $ 1 por acción, emitidas a un valor de $ 56,85 cada una, constituyéndose una prima de emisión de $ 21.590.421. Los fondos recibidos han sido destinados a CTI Norte como aporte irrevocable a cuenta de futuros aumentos de capital.

NOTA 9 - RESTRICCIONES AL PAGO DE DIVIDENDOS

De acuerdo con lo previsto por la Ley de Sociedades Comerciales, CTI Holdings S.A. deberá destinar el 5% de las ganancias futuras de cada ejercicio a la constitución de la Reserva Legal, hasta cubrir el 20% del capital social. Dicha reserva no estará disponible para el pago de dividendos

Cuando se pongan a disposición dividendos -excepto en acciones liberadas- en exceso de la ganancia gravada acumulada generada con posterioridad al 31 de diciembre de 1997 conforme a las disposiciones de la ley de impuesto a las ganancias se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA 9 - RESTRICCIONES AL PAGO DE DIVIDENDOS - Continuación

Adicionalmente, los acuerdos de préstamos que conforman la mayor parte de la deuda a largo plazo de las sociedades controladas CTI y CTI Norte impiden el pago de dividendos -excepto en acciones propias- y efectuar otros tipos de desembolsos a favor de los accionistas que impliquen la descapitalización de esas Compañías. Estas restricciones estarán en vigencia hasta que se haya completado el proyecto y se cumplan una serie de requisitos vinculados con la situación económica y financiera y otros requerimientos detallados en los contratos de préstamo. Asimismo las condiciones de la emisión de Obligaciones Negociables a que se refiere la Nota 6 establecen limitaciones que se enumeran en su parte sustancial en dicha nota.

La Comunicación 3425 emitida por el BCRA en el marco de la Ley de Emergencia N° 25.561 sancionada por el Congreso de la Nación el pasado 6 de enero de 2001, requiere autorización previa del BCRA para la transferencia de divisas al exterior. En consecuencia, en el caso de que la Compañía hubiera generado dividendos positivos, no existiría la posibilidad de remesarlos a los accionistas.

NOTA 10 - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO

CTI Holdings S.A. y sus sociedades controladas adoptaron el método denominado del impuesto diferido, para la registración del impuesto a las ganancias, que consiste en el diferimiento del efecto impositivo de las diferencias temporarias entre la valuación contable y la impositiva de los activos y pasivos, y su posterior imputación a los resultados de los ejercicios en los cuales se producen la reversión de las mismas, y asimismo tiene en consideración la posibilidad de aprovechamiento en el futuro de los quebrantos impositivos.

NOTA 10 - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO - Continuación

En el siguiente cuadro se muestra el efecto de la adopción de este criterio en miles de pesos. Los importes están expuestos en términos de impuestos, es decir, aplicando a los conceptos indicados la tasa del impuesto vigente al cierre de cada período:

	31/12/01	31/12/00
Activo (Pasivo)		
Quebrantos Impositivos	84.334	71.570
Diferencias Temporarias	-	(1.262)
Previsión para futura prescripción de quebrantos Impositivos	(84.334	(47.321)
Activo neto al cierre del ejercicio	-	22.987
Activo neto al inicio del ejercicio	22.987	-
Efectos en resultados del ejercicio	(22.987	22.987

En virtud de los recientes cambios económicos descriptos en la Nota 16, la recuperabilidad del activo diferido por impuesto se ha visto comprometida, por lo cual se ha decido cargarlo como pérdida del presente ejercicio.

Al 31 de diciembre de 2001 CTI Holdings S.A. tiene quebrantos impositivos acumulados de $ 241 millones que pueden ser compensados con utilidades, si las hubiera, de los próximos años, como se expone seguidamente:

	Ultimo año posible de cómputo
13	2002
6.038	2003
2.692	2004
195.733	2005
36.479	2006
240.955	

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 11 - PARTICIPACIÓN EN SOCIEDADES Y CONSOLIDACIÓN DE ESTADOS CONTABLES

CTI Holdings S.A. es controlante desde diciembre de 1997 de CTI y de CTI Norte de las que tiene una participación en el patrimonio y sobre el total de votos posibles superior al 99,99%.

A partir del 21 de junio de 2000 CTI Holdings S.A. se convirtió en la sociedad controlante de CTI PCS Holdings, producto de la adquisición de más del 99,99% de la participación en el patrimonio neto y sobre los votos posibles. La Asamblea Extraordinaria de CTI PCS Holdings de fecha 15 de marzo de 2001 aprobó la disolución anticipada de esta sociedad. Luego de cancelar sus pasivos el día 30 de marzo de 2001, como parte del proceso de liquidación distribuyó a sus accionistas su activo más significativo, constituido por las acciones de CTI PCS SA. Esta transferencia no implicó una modificación de la inversión de CTI Holdings S.A.

Con fecha 23 de abril de 1999 CTI Holdings S.A. suscribió e integró 600 acciones ordinarias, nominativas no endosables, con derecho a un voto cada una y de valor nominal un peso de Compañía de Telecomunicaciones Integrales S.A. que equivalían al 5% de participación sobre el capital total suscripto e integrado de $ 12.000 y a los aportes irrevocables de $ 900.000 de la misma. Con fecha 30 de marzo de 2001 Verizon International Holdings Ltd. aportó a CTI Holdings S.A. el 94% de las acciones de CT Integrales más los aportes irrevocables correspondientes a tal participación, con lo cual CTI Holdings se constituye en propietaria del 99% del total de acciones de esa Sociedad con un valor de ingreso asignado de $ 995.524. El efecto de las pérdidas acumuladas a la fecha de incorporación se incluyen en la línea de resultados por participación en sociedades controladas.

El domicilio legal de las sociedades controladas es Av. Pte. Figueroa Alcorta 3259, Buenos Aires, Argentina.

La información correspondiente a las sociedades controladas a la fecha del balance fue consolidada en los estados complementarios adjuntos. La consolidación se efectuó siguiendo los lineamientos de la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA 11 - PARTICIPACIÓN EN SOCIEDADES Y CONSOLIDACIÓN DE ESTADOS CONTABLES - *Continuación*

A partir del presente ejercicio, y como consecuencia de la sanción de la Resolución Nº 368/01, y su modificatorias, de la Comisión Nacional de Valores, la Sociedad ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino por el contrario los mismos continúan constituyendo información complementaria, tal cual lo dispone el segundo párrafo del art. 62 de la Ley Nº 19.550.

NOTA 12 - SOCIEDAD CONTROLANTE

CTI Holdings S.A. es controlada por Verizon International Holdings Ltd. (Verizon), cuyo objeto social es la prestación de servicios de telecomunicaciones. El domicilio legal de la sociedad controlante es 1255 Corporate Drive, Irving, Tx 75038 Estados Unidos de Norteamérica.

A la fecha del balance la sociedad controlante es titular del 65,34% de las acciones y de los votos posibles en las Asambleas de Accionistas de CTI Holdings S.A.

NOTA 13 - GARANTÍAS OTORGADAS

Con fecha 17 de diciembre de 1997 CTI Holdings S.A. garantizó con sus acciones de CTI y CTI Norte, los préstamos a largo plazo recibidos por las mencionadas compañías. Adicionalmente dio en garantía dichas acciones a los accionistas de CTI Holdings S.A. que suministraron garantías por US$ 218,4 millones al Overseas Private Investment Corp. (OPIC), en relación a los préstamos de esa entidad a CTI y CTI Norte. Esta garantía está subordinada a la mencionada en primer término.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 13 - GARANTÍAS OTORGADAS - Continuación

Con fecha 1° de diciembre de 1999 CTI PCS otorgó sus acciones en garantía por un acuerdo de financiación a largo plazo con varias instituciones financieras sindicadas en el cual Deutsche Bank AG, sucursal Nueva York, actuó como agente intermediario.

A consecuencia de la disolución, CTI Holdings en su carácter de nuevo accionista de CTI PCS, suscribió el 17 de agosto de 2001, conjuntamente con CTI PCS Holdings S.A., CTI PCS, Deutsche Bank AG New York Branch y Banco Francés S.A. el convenio titulado "Joinder and Waiver to Stockholders Pledge Agreement" por el que se obliga en los mismos términos que CTI PCS Holdings S.A. por la prenda existente sobre las acciones de CTI PCS vigente a partir del 1° de diciembre de 1999.

Adicionalmente, con fecha 21 de diciembre de 2001, el Directorio de la Sociedad resolvió otorgar una garantía a CTI PCS por un monto de $ 4,7 millones por la financiación que esta Compañía obtendrá de Compacq Financial Services S.A., con motivo de la ejecución del proyecto "HLR" que constituye una inversión destinada a evitar el ingreso de llamadas no identificadas.

NOTA 14 - RESULTADOS EXTRAORDINARIOS

Con fecha 28 de septiembre de 2000 CTI PCS S.A. firmó un acuerdo con Lucent Technologies mediante el cual este proveedor reconoce sus atrasos en la puesta en marcha de la red, la cual debía estar en condiciones de ser operada el 31 de enero de 2000, según el contrato original. Según los términos del acuerdo Lucent Technologies indemnizó a la Compañía por un total de $ 15,95 millones. Se expone en esta línea del estado de resultados por el período finalizado el 31 de diciembre de 2000 la participación en la ganancia extraordinaria de esta Sociedad, por un importe de $ 10,37 millones.

Adicionalmente durante el presente ejercicio, las Compañías Operativas del Interior han tomado conocimiento del proceso de liquidación de un proveedor con el cual mantenían saldos en discusión. En virtud de lo informado por los asesores legales, y de la evaluación realizada, han concluido que no existe derecho ni posibilidad de reclamo por ninguna suma por lo que las Compañías Operativas del Interior han registrado una ganancia extraordinaria. Se expone en esta línea del estado de resultados la participación en la ganancia extraordinaria de las sociedades controladas cuyo saldo asciende a $ 4,22 millones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 14 - RESULTADOS EXTRAORDINARIOS - Continuación

Con fecha 29 de diciembre de 2000 se firmó un acuerdo mediante el cual CTI Holdings S.A. condonó la deuda que tenía a su favor con CTI y CTI Norte descripta en Nota 8 por un monto total de $ 191,2 millones.

Dicho efecto fue registrado como una pérdida extraordinaria exponiéndose en el estado de resultados de CTI Holdings S.A. neto del efecto impositivo de $ 66,9 millones, al cierre del ejercicio finalizado el 31 de diciembre de 2000.

Adicionalmente se expone en esta línea del estado de resultados la participación en la ganancia extraordinaria de las sociedades controladas cuyo saldo asciende a $ 118,8 millones.

NOTA 15 - FUSIÓN CTI - CTI NORTE – CT INTEGRALES

Con el objeto de optimizar la estructura de ambas compañías, el 28 de noviembre de 2001, el Directorio aprobó la fusión de CTI y CTI Norte, que será efectuada con fecha 31 de diciembre de 2001.

Adicionalmente, con fecha 21 de diciembre de 2001, el Directorio aprobó la iniciación de gestiones para la incorporación de CT Integrales a la fusión de CTI y CTI Norte.

NOTA 16 – LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO

Durante los últimos tres años la economía argentina viene sufriendo una disminución en su nivel de actividad, que se ha agudizado en el curso del año 2001 provocando un deterioro en los mercados locales. Durante el segundo semestre del año se incrementaron considerablemente las tasas de interés requeridas por los inversores en títulos de deuda del Gobierno Argentino, las cotizaciones de dichos títulos disminuyeron significativamente y el sistema financiero observó la reducción del nivel de depósitos y la restricción del acceso al crédito internacional.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA 16 - LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO - Continuación

Con el propósito de revertir la situación descripta, el Gobierno ha encarado la reestructuración de la deuda pública nacional y provincial mediante la negociación con los tenedores de bonos, que prevé una disminución sustancial en la tasa de interés y de capital. Mientras se desarrolle dicho proceso, el Gobierno ha suspendido los pagos de capital e intereses. En la primer semana de diciembre de 2001 se tomaron medidas adicionales sobre el sistema financiero, limitando la libre disponibilidad de los depósitos bancarios y las transferencias al exterior. Sobre el final del año, la situación imperante provocó importantes cambios políticos en los más altos niveles del Poder ejecutivo.

En los primeros días de enero de 2002, se sancionó una ley en virtud de la cual se ha devaluado el peso argentino en un 29% aproximadamente (nueva equivalencia 1 peso = 0,71 dólar) para las operaciones comerciales, dejándose el resto de las transacciones, esencialmente financieras sujetas a un mercado de libre cotización de divisas.

En cuanto a la Sociedad, las implicancias de las medidas anteriormente enunciadas son variadas:

- Los créditos por ventas pactados en dólares originados en acuerdos anteriores a la promulgación de la ley cuyo vencimiento sea posterior a la misma, están siendo cobrados considerando una paridad $ 1 = US$ 1 durante un lapso de 180 días. La ley establece que los cobros así efectuados tienen el carácter de pagos a cuenta, sin embargo CTI ha decidido computarlos como pagos definitivos. Asimismo, la cobranza de estos créditos podría verse afectada como consecuencia de los factores arriba enunciados, originando desviaciones respecto de los índices estándares de incobrabilidad de la Compañía.

- La recuperabilidad del impuesto diferido activado también se ha visto comprometida. En consecuencia, la Compañía ha tomado la decisión de imputarlo en su totalidad al resultado del ejercicio.

- En cuanto a la recuperabilidad de los bienes de cambio, las compras son efectuadas en dólares y el incremento ha sido trasladado a los precios de los equipos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe
de fecha 1° de febrero de 2002, excepto por la Nota 18
cuya fecha es 11 de febrero de 2002

NOTA 16 - LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO - Continuación

- En cuanto a la recuperabilidad de los activos fijos, la incertidumbre respecto al efecto de las medidas económicas no permite a la Compañía evaluar la recuperabilidad de los activos mencionados.

- Respecto de las deudas financieras originadas en préstamos otorgados por bancos del exterior, deberán ser reestructuradas a la luz de la realidad económica y de la necesidad de honrar los compromisos asumidos.

- En cuanto a los saldos con proveedores pactados en dólares originados en acuerdos anteriores a la promulgación de la ley cuyo vencimiento sea posterior a la misma, serán cancelados considerando una paridad $ 1 = US$ 1 durante un lapso de 180 días, durante el cual serán renegociados.

Siguiendo los lineamientos establecidos por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA), la Sociedad ha valuado sus activos y pasivos en moneda extranjera a los tipos de cambio correspondientes a la última fecha en que se produjeron operaciones en moneda extranjera en el país con anterioridad al 31 de diciembre de 2001.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 16 – LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO - Continuación

A continuación se detalla el impacto estimado de la devaluación del peso sobre los activos y pasivos al 31 de diciembre de 2001 denominados en moneda extranjera en función de las cotizaciones al 31 de enero de 2002:

	Clase y monto de la moneda extranjera		Monto en Pesos 2001 Anexo G	Cambio Proforma	Monto en Pesos 2001 Proforma
ACTIVO					
ACTIVO CORRIENTE					
Caja y bancos	US$	1.178.205	1.178.205	1,40 (A)	1.649.487
Otros créditos	US$	6.000	6.000	1,00 (B)	6.000
ACTIVO NO CORRIENTE					
Otros activos	US$	340.349	340.349	1,00 (B)	340.349
Totales		1.524.554	1.524.554		1.995.836
PASIVO					
PASIVO CORRIENTE					
Proveedores del exterior incluidos en certificación comunicación BCRA 3430	US$	21.059	21.059	1,40 (C)	29.483
Deudas a largo plazo	US$	227.670.797	227.670.797	2,00 (D)	455.341.594
Compañías relacionadas	US$	9.201.769	9.201.769	1,00 (F)	9.201.769
Préstamo de los accionistas	US$	25.800.516	25.800.516	2,00 (E)	51.601.032
PASIVO NO CORRIENTE					
Compañías relacionadas	US$	51.552.024	51.552.024	2,00 (G)	103.104.048
Totales		314.246.165	314.246.165		619.277.926

US$: *Dólares estadounidenses*

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

NOTA 16 – LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO - Continuación

(A) En virtud de la siguiente normativa Comunicación 3426 del BCRA, Res. 71/2002 y Res. 6/2002, las personas jurídicas que tuviesen saldos en cuentas corrientes en dólares estadounidenses se encontraban en condiciones de convertirlos a "pesos" al tipo de cambio oficial ($1,40). En el caso de no ejercer la opción, sus saldos serían reprogramados de acuerdo al cronograma de devolución de depósitos.

En consecuencia, los saldos bancarios de la Compañía denominados en dólares han sido transferidos a cuentas corrientes creadas a tal efecto al tipo de cambio mencionado anteriormente.

(B) La Gerencia considera que estos créditos y activos serán cancelados al tipo de cambio US$1 = $ 1.

(C) En lo que respecta a los pasivos con proveedores en dólares estadounidenses, la Gerencia de la Sociedad considera que serán cancelados al tipo de cambio US$1 = $ 1.40 en virtud de estar incluidos en el total de pasivos por importación de bienes de acuerdo a la Comunicación N° 3430 emitida por el Banco Central de la República Argentina.

(D) Los préstamos bancarios en dólares estadounidenses contraídos con bancos del exterior serán cancelados al tipo de cambio del mercado libre.

(E) Corresponde a Préstamos otorgados por los accionistas que serán cancelados a tipo de cambio de mercado libre.

(F) La Gerencia considera que los pasivos en Compañías relacionadas serán cancelados a un tipo de cambio US$ 1 = $ 1.

(G) En virtud del contrato suscripto entre las Compañías Operativas y CTI Holdings, este pasivo deberá ser cancelado al tipo de cambio de mercado.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 16 – LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO - Continuación

Los efectos de considerar la devaluación del peso en la valuación de los activos y pasivos en moneda extranjera aplicando los tipos de cambio indicados en esta nota sobre el patrimonio neto, el resultado del ejercicio y el capital de trabajo. Adicionalmente, resulta necesario considerar el efecto estimado de la devaluación en las compañías controladas por CTI Holdings S.A. por un total de $ 585.417.028 (pérdida). El efecto conjunto se detalla en el siguiente cuadro:

	Considerando los efectos de la devaluación	Sin considerar los efectos de la devaluación
Resultado del ejercicio	($ 1.16	($ 272.83
Patrimonio Neto	($ 445.95	$ 444.02
Capital de Trabajo	($ 514.70	($ 261.69

Otros factores de riesgo relacionados con la situación descripta en esta nota incluyen las siguientes incertidumbres:

- El análisis de recuperabilidad de los activos de larga duración deberá efectuarse, considerando el impacto de los cambios en el entorno macroeconómico. No es posible estimar a la fecha los efectos, si los hubiere, del impacto de la devaluación sobre la recuperabilidad de los activos a largo plazo.

- No es posible estimar el tipo de cambio al que finalmente se recuperarán los activos, o se deberán cancelar los pasivos denominados en moneda extranjera.

- Las nuevas condiciones de mercado, sumadas a la persistencia del cuadro recesivo, podrían afectar negativamente las operaciones de la Compañía y su posición financiera.

- El potencial impacto que la resolución final de estas incertidumbres podría tener sobre los estados contables al 31 de diciembre de 2001 y el incumplimiento de los requisitos establecidos en los acuerdos de financiación a largo plazo.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Expresadas en Pesos (Nota 2)

NOTA 17 - HECHOS POSTERIORES

Con fecha 1 de enero de 2002, CTI Holdings efectuó la compra del 1% de las acciones de CT Integrales en manos de Operadores de Comunicaciones Asociados S.A. Con esta incorporación la Controlante se ha convertido en la tenedora del 100% de las acciones de la Compañía.

Adicionalmente, con fecha 1° de enero de 2002 CTI Holdings vendió la totalidad del paquete accionario que poseía en CT Integrales a CTI por un precio equivalente al valor patrimonial proporcional que tiene la Controlante en esa compañía. En consecuencia, a partir de esa transacción, CTI ha devenido en controlante de CT Integrales.

NOTA 18 - APROBACIÓN DE LOS ESTADOS CONTABLES POR EL DIRECTORIO

Los presentes estados contables fueron aprobados por el Directorio de la Sociedad con fecha 11 de febrero de 2002. A esa fecha nuevos cambios en las medidas económicas limitaron la utilización del tipo de cambio comercial dejando para la cancelación de todas las transacciones con el exterior el tipo de cambio libre. A continuación se expone el efecto de las nuevas resoluciones que genera el siguiente impacto en relación a la valuación de los activos y pasivos en moneda extranjera al 31 de diciembre de 2001. Adicionalmente, resulta necesario considerar el efecto estimado de la devaluación en las compañías controladas por CTI Holdings S.A. por un total de $ 754.150.084 (pérdida) El efecto conjunto se detalla en el siguiente cuadro:

	Considerando los efectos de la devaluación	Sin considerar los efectos de la devaluación
Resultado del ejercicio	($ 1.33	($ 272.83
Patrimonio Neto	($ 614.69	$ 444.02
Capital de Trabajo	($ 514.71	($ 261.69

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO A

BIENES DE USO
Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000
Expresado en Pesos (Nota 2)

	Valores de Origen				Amortizaciones					
Cuenta principal	Al inicio del ejercicio	Altas	Transferencias	Al cierre del ejercicio	Al inicio del ejercicio	Del ejercicio	Vida útil (años)	Al cierre del ejercicio	Neto resultante 2001	Neto resultante 2000
Bienes varios	45.	-	366.73	45.	541.	6.	7	7.	3	44.
Obras en curso	-	625.	(366.73	259.	-	-		-	25	-
Totales al 31/12/01	45.	625.	-	46.	541.	6.		7.	3	
Totales al 31/12/00	-	45.	-	45.	-	541.		541.		44.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO B

ACTIVOS INTANGIBLES

Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000
Expresado en Pesos (Nota 2)

	Valor de origen			Amortizaciones					
Cuenta principal	Al inicio del ejercicio	Altas	Al cierre del ejercicio	Al inicio del ejercicio	Del ejercicio	Tasa promedio anual	Al cierre del ejercicio	Neto resultante 2001	Neto resultante 2000
Desarrollo de sistemas	544.8	-	544.8	-	544.8	20,00%	544.8	-	544.8
Gastos para obtención de préstamos	4.9	-	4.9	1.3	498.0	10,00%	1.8	3.1	3.6
Totales al 31/12/01	5.5	-	5.5	1.3	1.0		2.3	3.1	
Totales al 31/12/00	4.9	544.85	5.5	853.8	498.1		1.3		4.1

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

page 91 of 109

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO C

PARTICIPACIÓN EN SOCIEDADES
Al 31 de diciembre de 2001 y 2000
Expresado en Pesos (Nota 2)

Sociedad	Porcentaje de tenencia %	Clase	Cantidad	Valor de libros	Información sobre el emisor Según estados contables al 31/12/01: Actividad Principal	Capital	Resultado del ejercicio	Patrimonio Neto
CTI Norte Compañía de Teléfonos del Interior S.A.	99,99	Ordinarias	10.8		Prestación de Servicios de Telecomunicaciones			
		Preferidas	125.5	152.7		10.9	(60.9	171.4
			10.9					
CTI Compañía de Teléfonos del Interior S.A.	99,99	Ordinarias	41.3		Prestación de Servicios de Telecomunicaciones			
		Preferidas	125.5	284.8		41.4	(50.0	303.5
			41.4					
CTI PCS S.A.	99,99	Ordinarias	1.2	268.5	Prestación de Servicios de Telecomunicaciones	62.7	(77.1	268.5
			1.2					
Compañía de Telecomunicaciones Integrales S.A.	99,00	Ordinarias	11.8	6.7	Prestación de Servicios de Telecomunicaciones	12.0	(25.0	6.4
			11.8					
		Totales al 31/12/01		712.8				
		Totales al 31/12/00		623.3				

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Pag 92 of 109

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO G

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA
Al 31 de diciembre de 2001 y 2000
Expresado en Pesos (Nota 2)

	Clase y monto de la moneda extranjera		Cambio vigente	Monto en pesos 2001	Monto en pesos 2000
ACTIVO					
ACTIVO CORRIENTE					
Caja y bancos	US$	1.1	1,00	1.1	248.7
Otros créditos	US$	6.0	1,00	6.0	6.0
				1.1	254.7
ACTIVO NO CORRIENTE					
Otros activos	US$	340.3	1,00	340.3	340.3
				340.3	340.3
				1.5	595.0
PASIVO					
PASIVO CORRIENTE					
Cuentas a pagar	US$	21.0	1,00	21.0	240.8
Compañías relacionadas	US$	9.2	1,00	9.2	5.7
Préstamo de los accionistas	US$	25.8	1,00	25.8	-
Deuda financiera	US$	227.6	1,00	227.6	-
				262.6	5.9
PASIVO NO CORRIENTE					
Deuda financiera	US$	-	1,00	-	203.5
Compañías relacionadas	US$	51.5	1,00	51.5	45.5
				51.5	249.0
				314.2	255.0

US$: Dólares estadounidenses

Ver Nota 16 con relación al impacto estimado de la devaluación del peso sobre los activos y pasivos al 31 de diciembre de 2001 en moneda extranjera.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO H

INFORMACIÓN REQUERIDA POR EL ART. 64 INC. B) DE LA LEY N° 19.550

Por los ejercicios finalizados el 31 de diciembre de 2001 y 2000
Expresado en Pesos (Nota 2)

Descripción de las cuentas	Gastos de administración	Gastos de financiación	Total 2001	Total 2000
Amortización de activos intangibles	-	498.	498.	498.
Honorarios profesionales	301.	-	301.	274.
Intereses a accionistas	-	100.	100.	-
Intereses a bancos e instituciones financieras	-	130.	130.	9.
Intereses a sociedades controladas	-	5.	5.	-
Intereses obligaciones negociables	-	24.	24.	21.
Otros	14.	13.	28.	13.
Totales 31/12/01	316.	30.	30.	
Totales 31/12/00	288.	21.		21.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CARLOS ESPINAL GUIFARRO
Presidente

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Pág 95 / 109

RESEÑA INFORMATIVA POR LOS EJERCICIOS FINALIZADOS EL 31 DE DICIEMBRE DE 2001, 2000, 1999, 1998 Y 1997

CTI HOLDINGS S.A.

ÍNDICE

RESEÑA INFORMATIVA POR LOS EJERCICIOS FINALIZADOS EL 31 DE DICIEMBRE DE 2001, 2000, 1999, 1998 Y 1997

CTI HOLDINGS S.A.

1. COMENTARIOS GENERALES

De acuerdo con lo dispuesto por las normas aplicables de la C.N.V., la Sociedad presenta la siguiente reseña informativa en base a sus estados contables consolidados.

Las cifras correspondientes a los resultados al 31 de diciembre de 2001, 2000, 1999, 1998 y 1997 respectivamente, se presentan de acuerdo con los criterios descriptos en la Nota 2 a los estados contables básicos.

Ventas totales

Los ingresos totales, incluyendo intereses por créditos por ventas, correspondientes a los ejercicios finalizados el 31 de diciembre de 2001, 2000, 1999, 1998 y 1997 ascendieron a $ 563,05 millones, $ 504,66 millones, $ 481,14 millones, $ 518,83 millones y $ 265,76 millones respectivamente.

Ventas de servicios

Los ingresos por servicios fueron $ 518,82 millones, $ 474,88 millones, $ 457,08 millones, $ 480,67 millones y $ 233,98 millones para los ejercicios finalizados el 31 de diciembre de 2001, 2000, 1999, 1998 y 1997 respectivamente.

Ventas de equipos y accesorios

Las ventas de equipos y accesorios ascendieron a $ 40,51 millones, $ 28,15 millones, $ 21,46 millones, $ 34,52 millones y $ 28,48 millones para los ejercicios finalizados el 31 de diciembre de 2001, 2000, 1999, 1998 y 1997, respectivamente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Costo de ventas

El costo de ventas correspondiente al ejercicio finalizado el 31 de diciembre de 2001 ascendió a $232,4 millones, siendo de $ 209,4 millones, $ 158,40 millones, $ 175,01 millones y de $ 116,63 millones para los ejercicios finalizados al 31 de diciembre de 2000, 1999, 1998 y 1997 respectivamente. Los gastos por interconexión por el uso de la red pública correspondientes a cargos interurbanos ascendieron a $ 22,11 millones en 2001, siendo de $96,86 millones en 2000, $ 73,88 millones en 1999, $ 79,42 millones en 1998 y $ 44,11 millones en 1997. El costo de ventas de equipos y accesorios fue de $ 48,36 millones en 2001, $ 23,33 millones al cierre del ejercicio 2000, $ 21,54 millones en 1999, $ 34,35 millones en 1998 y $ 23,46 millones al cierre del ejercicio 1997.

Gastos de comercialización

Los gastos de comercialización ascendieron a $ 151,17 millones, $ 143,09 millones, $ 126,24 millones, $ 137,92 millones y $ 80,56 millones para los ejercicios finalizados el 31 de diciembre de 2001, 2000, 1999, 1998 y 1997 respectivamente.

Gastos de administración

Los gastos de administración para los ejercicios finalizados al 31 de diciembre de 2001, 2000, 1999, 1998 y 1997 ascendieron a $ 30,93 millones, $ 27,60 millones, $ 16,75 millones, $ 34,76 millones y $ 30,52 millones, respectivamente.

Resultados financieros

Los resultados financieros negativos (netos de ingresos financieros) fueron de $ 128,44 millones, $ 118,05 millones, $ 68,51 millones, $ 82,64 millones y $ 83,77 millones para los ejercicios finalizados el 31 de diciembre de 2001, 2000, 1999, 1998 y 1997 respectivamente.

Resultado neto

Como resultado de lo expresado precedentemente, así como de otros ingresos y egresos, de los resultados por participación en sociedades controladas, del Impuesto a las Ganancias y del Impuesto a la Ganancia mínima presunta, la compañía registró una pérdida neta para el ejercicio finalizado el 31 de diciembre de 2001 de $ 272,83 millones, por su parte para los ejercicios finalizados el 31 de diciembre de 2000, 1999, 1998 y 1997 la pérdida registrada fue de $ 112,72 millones, $ 20,13 millones, $ 57,60 millones y de $ 150,58 millones respectivamente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Resultados extraordinarios

La Compañía mantenía con el proveedor Stanalite Electronics Pty. Limited, una deuda de $ 6,49 millones, como saldo por la compra de equipos efectuada en ejercicios anteriores.

Durante el trimestre anterior, la Compañía ha tomado conocimiento a través de los asesores legales que el proveedor se encuentra en proceso de liquidación. En virtud de lo informado por estos en cuanto al estado de liquidación, de no haber recibido ningún reclamo por el pasivo y que el proveedor no tiene derecho de reclamo de ninguna suma, la Compañía ha cancelado dicha deuda y dicho importe ha sido registrado como un resultado extraordinario -ganancia-, exponiéndose, en el estado de resultados neto del efecto impositivo por $ 4,22 millones.

Estado de origen y aplicación de fondos

Los fondos aplicados a las operaciones de los ejercicios finalizados el 31 de diciembre de 2001 y 2000 fueron aproximadamente $ 73,41 millones y $ 24,74 millones respectivamente. Los fondos originados en las operaciones en los ejercicios finalizados el 31 de diciembre de 1999, 1998 y 1997 ascendieron a $ 114,71 millones para 1999 y se incrementaron en $ 62,22 millones con respecto al ejercicio anterior y en $ 175,79 millones con respecto al ejercicio finalizado el 31 de diciembre de 1997.

Los fondos aplicados a las actividades de inversión ascendieron a $ 43,03 millones, $ 74,56 millones, $ 92,14 millones, $ 135,94 millones y $ 93,06 millones para los ejercicios finalizados al 31 de diciembre de 2001, 2000, 1999, 1998 y 1997 respectivamente. En el ejercicio 2001 los fondos fueron aplicados principalmente a la adquisición de bienes de uso por $ 38,71 millones y de activos intangibles por $ 4,30 millones. En el ejercicio 2000 las aplicaciones de fondos se circunscribieron a bienes de uso por $ 70,27 millones y activos intangibles por $ 4,30 millones. En el ejercicio 1999, las aplicaciones de fondos se circunscribieron a la adquisición de bienes de uso por $ 72,68 millones y al pago de las licencias para operar en el sistema PCS en la frecuencia de 1900 MHZ en el interior del país, por $ 19,80 millones. En 1998 y 1997, la principal aplicación de fondos está representada por las adquisiciones de bienes de uso por $ 131,51 millones y $ 74,53 millones respectivamente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Los fondos netos generados por las actividades financieras ascendieron a $ 97,56 millones para el ejercicio 2001 originados en aportes de capital, préstamos de accionistas, préstamos a corto plazo y liberación de las inversiones transitorias por $ 274,90 millones y $ 25,70 millones, $ 50,50 millones y $ 20,46 millones respectivamente. Estos fondos fueron utilizados en la cancelación de préstamos de largo y corto plazo y de licencias por $ 87,32 millones, $ 90,80 millones y $105,15 millones respectivamente. En tanto, los ingresos de fondos fueron de $ 121,39 millones para el ejercicio finalizado el 31 de diciembre de 2000, originados principalmente por la toma de préstamos a largo plazo y en segundo término por aportes de los accionistas, aplicados en su mayor parte a la cancelación de deuda a largo plazo por $ 287,68 millones, mientras que los fondos netos aplicados a las actividades financieras ascendieron en 1999 a $31,83 millones. En 1998 y 1997, los fondos generados por las actividades financieras ascendieron a $ 89,24 millones y $ 156,34 millones respectivamente.

Los movimientos expuestos anteriormente generaron una disminución de caja de $ 18,82 millones para el ejercicio 2001, un incremento de caja de $ 22,08 millones durante el ejercicio finalizado el 31 de diciembre de 2000, mientras que durante 1999, 1998 y 1997 los movimientos generaron disminuciones de caja de $ 9,27 millones entre 1999 y 1998 y un incremento de $ 5,79 con respecto al ejercicio finalizado el 31 de diciembre de 1997.

Desenvolvimiento comercial y de servicios durante el ejercicio finalizado el 31 de diciembre de 2001:

Visión Macroeconómica

A partir de la segunda mitad del año 1998, el país estuvo afectada por diversos factores internos y externos (caída del precio de las materias primas, mayor aversión al riesgo de los países emergentes - luego del default de Rusia - la devaluación brasileña entre otros). Los efectos fueron recesión económica y disminución del crédito internacional.

Durante el presente ejercicio, el PIB cayó al 3.9% acumulado, se acentuó la presión deflacionaria (-0.7% promedio anual en el IPC) y el deterioro fiscal, mientras que la entrada de capitales para el sector privado cayó a $3.900 millones anuales. En el segundo semestre del año, también se agudizó la restricción crediticia interna (producto de la caída de los depósitos) que a su vez profundizó la recesión. Así, en 2001, a la ausencia de financiamiento voluntario en los mercados de capitales internacionales, se sumó la desconfianza interna que llevó a una reducción de los préstamos al sector privado de casi $10.000 millones.

Esta desconfianza ocasionó un masivo retiro de depósitos, forzando al gobierno a imponer restricciones a fin de evitar la quiebra del sistema financiero.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Con el propósito de revertir la situación descripta, el Gobierno ha encarado la reestructuración de la deuda pública nacional y provincial mediante la negociación con los tenedores de bonos, que prevé una disminución sustancial en la tasa de interés y de capital. Mientras se desarrolle dicho proceso, el gobierno ha suspendido los pagos de capital e intereses.

La prolongada recesión económica, la inestabilidad política y las crecientes tensiones sociales provocaron importantes cambios políticos en los más altos niveles del Poder Ejecutivo. El nuevo Gobierno que inauguró el año 2002, dispuso con la sanción de Ley de Emergencia Pública y de Reforma del Régimen Cambiario N° 25.561 (el 7 de enero de 2002), la salida del régimen de convertibilidad (que fijó la paridad peso – dólar 1 a 1 durante más de 10 años) mediante la devaluación del peso argentino del 29% en el tipo de cambio oficial, la reestructuración de deudas, la restricción en la transferencia de fondos al exterior destinados a cancelar obligaciones financieras, la pesificación de las tarifas públicas y la pesificación a $1=u$s1 para prestaciones dinerarias originadas en contratos celebrados entre particulares pactados en dólares (Art. 11). Esta relación $1 = u$s 1 se mantendrá durante 180 días y las obligaciones canceladas serán consideradas como pagos a cuenta hasta su negociación entre las partes, procurando compartir de modo equitativo los efectos de la modificación de la relación de cambio.

La perspectiva para el corriente año es incierta. La flexibilización del "corralito financiero" y la ausencia de confianza en la nueva política económica resultaría en una presión inflacionaria. Finalmente, la actual conducción ha comunicado su decisión unilateral de diferir el pago de intereses y amortizaciones de la deuda pública. Dada la ausencia de financiamiento externo e interno luego del default y la devaluación, es fundamental para el éxito de la nueva política monetaria que la brecha fiscal sea lo más baja posible ya que la única fuente de financiamiento disponible es la emisión de pesos y/o Lecop. Un déficit elevado resultaría en una mayor presión inflacionaria que provocaría una salida desordenada de la Convertibilidad y una nueva crisis institucional.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Perspectiva Comercial de la Compañía

Durante el presente ejercicio la Compañía ha continuado con su política de mejora en la calidad de los servicios al cliente, e incorporado una nueva segmentación de la base de clientes, posibilitando la utilización de herramientas y la oferta de productos para cada segmento actual y potencial.

Del mismo modo que en el ejercicio anterior, la Compañía ha desarrollado acciones que refuerzan nuestro compromiso con la calidad de servicio y la satisfacción al cliente. Se continuó con la provisión del exitoso servicio digital, en la frecuencia de 1900 Mhz, en las principales ciudades del interior: Córdoba, Carlos Paz, Alta Gracia, Villa María, Jesús María, San Francisco, Esperanza, Santo Tomé, Venado Tuerto, Rafaela, Santa Fe, Rosario, Paraná, San Martín de Mendoza, Mendoza, San Pedro – Bs. As. –, Luján de Cuyo, Villa Constitución, Villa Gobernador Galvez, Maipú, Capitán Bermudez, Las Heras, Godoy Cruz, San Lorenzo, Tucumán, Tafí Viejo, Banda del Río Salí, Posadas, Corrientes, Resistencia, San Juan, San Luis, Villa Mercedes, Rafaela, Sunchales, San Nicolás, Pinamar, Villa Gesell, San Bernardo, Mar del Plata, Bahía Blanca, Puerto Belgrano, Neuquén y General Roca. Este servicio, con tecnología CDMA, una de las más avanzadas del mundo, permite a nuestros clientes comunicarse con mayor calidad y utilizar servicios de avanzada como Infotext y Caller ID, además de contar desde el año 2000 con el servicio CTI @ccess con el cual nuestros clientes pueden acceder a Internet a través de sus teléfonos de tecnología digital.

En este marco, se ha evidenciado un crecimiento significativo en el negocio de las aplicaciones de datos sobre plataforma SMS y WAP y acceso móvil a Internet.

Asimismo se ha lanzado el servicio digital a nuestros clientes prepagos en las regiones digitalizadas, con equipos Motorola Talkabout. A partir del segundo trimestre de este año también se ofrecen equipos digitales Nokia 6185 y Audiovox 9000.

A partir del trimestre anterior se observa una mayor participación de clientes prepagos con relación al total, con motivo del agravamiento sustancial de la situación económica del país. Este desmejoramiento se ha visto reflejado en un menor tráfico. Por este motivo, La Compañía ha adaptado los planes de precios a las necesidades de los clientes.

En el mismo sentido, durante ese período se relanzó la campaña de CUENTA SEGURA, enfatizando la ventaja del control del gasto de los usuarios.

Durante el último trimestre del ejercicio, el negocio prepago ha obtenido importantes logros a través de las campañas de incentivos hacia los puntos de venta.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

Las últimas medidas económicas de fin de año han acelerado el desarrollo de nuevos medios para la compra de tarjetas por los usuarios.

A pesar de la crisis económica nacional, el segmento prepago ha logrado ampliar su base de clientes. Si bien el nivel de consumo por cliente ha sido menor que el año anterior, esta merma ha intentado ser compensada con acciones directas para reducir los costos de adquisición de nuevos clientes y mejorar la rentabilidad de la línea de negocios. Las acciones se han centrado principalmente en la estructura de comisiones del canal de ventas con la eliminación de subsidios y el comodato de equipos.

Es de destacar también, que durante este ejercicio, y especialmente durante el tercer y cuarto trimestre, se ha continuado con la política de mejoramiento crediticio de nuestra base de clientes, a través de programas de suspensión más exigentes y a través de la venta, tanto a través del sistema prepago, como de débito automático.

En el marco de la reducción de costos, se ha modificado el esquema comisional del canal indirecto, hacia un sistema que privilegia la calidad y fidelidad de los clientes adquiridos.

Durante este ejercicio se ha continuado con el plan de precios denominado "One Rate" para los servicios regular y prepago, eliminando los cargos de larga distancia y efectuando un "bundling" de productos (equipos, precios, servicios verticales, nivel de atención al cliente) a fin de optimizar la sinergia de productos y servicios que la empresa comercializa, fomentando de esta manera una mayor utilización de la red por parte de nuestros clientes.
En el mismo sentido se ha enfatizado la oferta de promociones claves y el crecimiento de canales de venta, entre ellos "retail" y "telemarketing".

Con el lanzamiento de nuestros servicios en el Área Metropolitana Buenos Aires durante el año 2000, la Compañía brinda sus servicios a lo largo de todo el país, siendo en estos momentos la única que cuenta con una red celular propia instalada en todo el territorio nacional. Este logro brinda la posibilidad de ofrecer a nuestros clientes el servicio de roaming sin cargo, y de esta manera cumplir con la premisa de brindar nuevos y mejores servicios fomentando un mayor uso de la red.

El ambicioso objetivo planteado a principios de año en cuanto a mejoras en los procesos y en las políticas de la Compañía ha sido cumplido, siendo sus principales metas:

- Facilitar el uso de roaming en el exterior
- Incrementar índices de satisfacción en la atención al cliente
- Fidelización y retención

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

- Mejora en la gestión del riesgo crediticio
- Lanzamiento de nuevos productos y servicios

Comentarios sobre el desenvolvimiento del último trimestre:

Durante el presente trimestre, el número de los suscriptores se incrementó en aproximadamente 145.000 con respecto al mismo trimestre del año anterior, totalizando al 31 de diciembre de 2001 aproximadamente 1.125.729.

Obligaciones a ser suscriptas por Verizon International Holdings LTD. - Notes Serie 1

El 5 de febrero de 2001 las sociedades controladas de CTI Holdings SA (CTI Holdings), CTI Compañía de Teléfonos del Interior SA (CTI), CTI Norte Compañía de Teléfonos del Interior SA (CTI Norte) y CTI PCS SA (CTI PCS) firmaron un acuerdo de préstamo (Series 2001 Note Purchase Agreement), enmendado el 10 de julio de 2001, por el cual se dispuso la emisión de Obligaciones a ser suscriptas por Verizon International Holdings Ltd. hasta el 31 de julio de 2001 por hasta el monto máximo, en conjunto, de $ 250 millones en concepto de capital.

Fusión CTI - CTI Norte - CT Integrales

Con el objeto de optimizar la estructura de ambas Compañías, el 28 de noviembre de 2001, el Directorio aprobó la fusión de CTI y CTI Norte, que será efectuada con fecha 31 de diciembre de 2001.

Adicionalmente, con fecha 21 de diciembre de 2001, el Directorio aprobó la iniciación de gestiones para la incorporación de CT Integrales a la fusión de CTI y CTI Norte, previa conformidad por parte de los bancos acreedores.

Participación en otras sociedades

El 30 de marzo de 2001, Verizon, accionista mayoritario de CTI Holdings, aportó a esta sociedad sus tenencias accionarias en Compañía de Telecomunicaciones Integrales S.A. (CT Integrales) equivalente al 94% de su capital, las que sumadas al 5% ya que le pertenecían a la Sociedad, la hacen propietaria del 99% de las acciones de CT Integrales.

Con motivo de la liquidación anticipada de CTI PCS Holdings S.A., controlada directa de CTI Holdings, el día 30 de marzo de 2001 los accionistas de esta sociedad transfirieron sus tenencias accionarias en CTI PCS a CTI Holdings, por lo que ésta se ha convertido en su controlante.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

2. SÍNTESIS DE LA ESTRUCTURA PATRIMONIAL CONSOLIDADA

	31/12/01	31/12/00	31/12/99	31/12/98	31/12/97
Activo corriente		3	2:	2!	'
Activo no corriente			9'	8'	ɛ
Total del activo					
Pasivo					
Pasivo corriente		53	35:	33:	21
Pasivo no corriente		88	54!	75	8:
Total del pasivo			89!	'	
Participación de terceros en sociedades controladas	(:	16	2!	ɛ	(:
Patrimonio neto	∠	44	30	3	(∠
Total del pasivo más patrimonio neto			.	.	

3. SÍNTESIS DE LA ESTRUCTURA DE RESULTADOS CONSOLIDADA

	2001	2000	1999	1998	1997
Ventas Netas	5			.	
Costo de Ventas – excepto amortizaciones	(2	(	(	(	
Subtotal	**2**				
Gastos de comercialización	(1	(	(	(	
Gastos de administración	(				
Resultado operativo ordinario	**1**				
Otros ingresos netos					
Resultados por participación en sociedades controladas		(			
Amortizaciones	(1	(	(	(	
Resultados financieros	(1	(			
Participación minoritaria	2				
Resultado ordinario antes del Impuesto a las ganancias	**(2**	**(**			
Impuesto a las Ganancias	(				
Impuesto a la ganancia mínima presunta	(				
Pérdida ordinaria	**(2**	**(**			
Ganancia extraordinaria					
Resultado del ejercicio	**(2**	**(**			

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

4. DATOS ESTADÍSTICOS

	2001	2000	1999	1998	1997
Total de suscriptores					
Total minutos de uso					

5. ÍNDICES CONSOLIDADOS

	31/12/2001	31/12/2000	31/12/1999	31/12/1998	31/12/1997
Liquidez (1)	0,18	0,64	0,65	0,76	0,81
Endeudamiento (2)	2,80	3,22	2,94	30,11	-
Rentabilidad ordinaria antes de impuesto a las ganancias (3)	(0,29)	(0,27)	(0,07)	(0,55)	-

(1) Activo corriente / Pasivo corriente
(2) Pasivo total / Patrimonio neto
(3) Resultado ordinario antes del impuesto a las ganancias/ Patrimonio neto (excluido el resultado del ejercicio)

6. PERSPECTIVAS DE LA COMPAÑÍA

El año 2002, será un año de gran relevancia para la Compañía, por el desafío que significa mantener y consolidar nuestra participación en el mercado celular, brindando nuevos servicios que se adecuen a las necesidades de consumo de nuestros clientes.

Es premisa continuar con la implementación del sistema PCS en el interior del país y afianzar nuestra marca en el mercado del Área Metropolitana Buenos Aires.

Asimismo, continuaremos con nuestro proceso de crecimiento, brindando servicios de excelente calidad y esperando el desafío del nuevo mercado altamente preparados para la competencia. Durante el año 2002, todo nuestro esfuerzo estará encaminado al logro de estadios superiores en excelencia operacional, utilizando capacitación y metodología de la Administración por Calidad Total, así como esfuerzos específicos de reingeniería en áreas donde la actuación debe ser inmediata.

Continuaremos durante el próximo año desarrollando nuestra estrategia basada en las siguientes premisas:

- Proveer un servicio de excelencia para todos los segmentos de clientes y
- Ofrecer una red de servicio superior en calidad.

CARLOS ESPINAL GUIFARRO
Presidente

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. – R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 1° de febrero de 2002, excepto por la Nota 18 cuya fecha es 11 de febrero de 2002

INFORME DE LA COMISIÓN FISCALIZADORA

Señores Accionistas de
CTI Holdings S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de CTI Holdings S.A., de acuerdo con lo dispuesto por el inciso 5° del artículo 294 de la Ley de Sociedades Comerciales, hemos examinado los documentos detallados en el párrafo I siguiente. Los documentos citados son responsabilidad del Directorio de la Sociedad. Nuestra responsabilidad es informar sobre dichos documentos basados en el trabajo que se menciona en el párrafo II.

I. DOCUMENTOS EXAMINADOS

a) Estado de situación patrimonial al 31 de diciembre de 2001.

b) Estado de resultados por el ejercicio finalizado el 31 de diciembre de 2001.

c) Estado de evolución del patrimonio neto por el ejercicio finalizado el 31 de diciembre de 2001.

d) Estado de origen y aplicación de fondos por el ejercicio finalizado el 31 de diciembre de 2001.

e) Inventario al 31 de diciembre de 2001.

f) Memoria del Directorio por el ejercicio finalizado el 31 de diciembre de 2001.

g) Estado de situación patrimonial consolidado al 31 de diciembre de 2001.

h) Estado de resultados consolidado por el ejercicio finalizado el 31 de diciembre de 2001.

i) Estado de origen y aplicación de fondos consolidado por el ejercicio finalizado el 31 de diciembre de 2001.

II. ALCANCE DEL EXAMEN

Nuestro examen fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que el examen de los estados contables se efectúe de acuerdo con las normas de auditoría vigentes en la República Argentina, e incluya la verificación de la congruencia de los documentos examinados con la información sobre las decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos, en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en los ítem a) a i) del párrafo I, hemos revisado la auditoría efectuada por la firma Henry Martin Lisdero y Asociados quien emitió su informe de fecha 1 de febrero de 2002 de acuerdo con las normas de auditoría vigentes. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la auditoría efectuada por dicha firma.

Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces o errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, los elementos de juicio que respaldan la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por el Directorio de la Sociedad y la presentación de los estados contables tomados en conjunto. Dado que no es responsabilidad de esta Comisión Fiscalizadora efectuar un control de gestión, el examen no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio. Consideramos que nuestro trabajo nos brinda una base razonable para fundamentar nuestro informe.

Asimismo, en relación con la memoria del Directorio correspondiente al ejercicio terminado el 31 de diciembre de 2001 hemos verificado que contiene la información requerida por el artículo 66 de la Ley de Sociedades Comerciales y, en lo que es materia de nuestra competencia, que sus datos numéricos concuerdan con los registros contables de la Sociedad y otra documentación pertinente.

Se deja expresa constancia que se ha dado cumplimiento a las disposiciones del artículo 294 de la ley de Sociedades Comerciales.

Los estados contables mencionados en el primer párrafo han sido preparados bajo el supuesto de que CTI Holdings S.A. y sus sociedades controladas continuarán operando como empresas en marcha, y no incluyen ningún ajuste para reflejar los posibles efectos futuros sobre el valor de recupero y la clasificación de los activos y los montos de los pasivos que podrían resultar de la resolución desfavorable de la incertidumbre descripta a continuación. Las sociedades controladas por CTI Holdings S.A. han incurrido en pérdidas recurrentes y tienen capital de trabajo deficitario. Además, estas sociedades no han podido suministrarnos proyecciones que permitan demostrar la viabilidad de generación de suficientes fondos para cumplir con las condiciones establecidas en sus contratos de prestamos financieros. Estas circunstancias al presente originan dudas sustanciales sobre la capacidad de estas sociedades, y por lo tanto de CTI Holdings S.A., para continuar operando como empresas en marcha.

Tal como se describe en la nota 17, las nuevas medidas económicas introducen cambios importantes en el entorno en el cual se desenvuelve la Compañía cuyos efectos no pueden ser estimados razonablemente a la fecha de emisión de los estados contables.

III. DICTAMEN

a) Debido al efecto muy significativo que lo mencionado en el párrafo II pudiera tener sobre los estados contables al 31 de diciembre de 2001 enumerados en el párrafo I, no opinamos sobre los mismos tomados en su conjunto.

b) En relación con la memoria del Directorio, no tenemos observaciones que formular en materia de nuestra competencia, siendo las afirmaciones sobre hechos futuros responsabilidad exclusiva del Directorio.

c) Los estados contables adjuntos y el correspondiente inventario surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

En cumplimiento de lo dispuesto por la Resolución General Nº 340 de la Comisión Nacional de Valores, informe que:

1. El contador dictaminante que emitió su informe de auditoría sobre los estados contables mencionados en el primer párrafo manifiesta haber aplicado las normas de auditoría vigentes, que comprende los requisitos de independencia y,

2. Dicho profesional no ha emitido opinión con relación a la aplicación de las normas contables profesionales que contemplan la evaluación de las políticas contables de CTI Holdings S.A., de acuerdo con lo expresado en el párrafo III. a).

Buenos Aires
11 de febrero de 2002

Dr. EDUARDO G. PADILLA FOX
Abogado
Tomo 15 Folio 471
Por Comisión Fiscalizadora

pág 107 a 109

CTI HOLDINGS S.A.

RATIFICACIÓN DE FIRMAS IMPRESAS

Por la presente, se ratifican las firmas que en facsímil obran en las fojas que anteceden, desde la página 3 hasta la página 93 cuyo contenido también se ratifica y que reemplazan las correspondientes firmas ológrafas colocadas en los originales de los estados contables de CTI Holdings S.A. correspondiente al período finalizado el 31 de diciembre de 2001.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX Por Comisión Fiscalizadora	Ricardo J. Demattei (Socio) Contador Público (U.B.A.) C.P.C.E.C.F. T° 66 F° 5	CARLOS ESPINAL GUIFARRO Presidente